UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, November 13, 2013 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 3Q13 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 3Q12, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 3Q13 NET INCOME

OF R$ 355 MILLION

Indicators (R$ Million)	3Q13	3Q12	Var.	9M13	9M12	Var.
Sales within the Concession Area - GWh	14,490	13,898	4.3%	43,467	41,952	3.6%
Captive Market	10,084	9,795	3.0%	30,589	30,176	1.4%
TUSD	4,407	4,103	7.4%	12,877	11,776	9.4%
Commercialization and Generation Sales - GWh	4,467	4,109	8.7%	13,819	11,658	18.5%
Gross Operating Revenue(1)	4,482	4,972	-9.9%	13,708	14,446	-5.1%
Net Operating Revenue(1)	3,367	3,435	-2.0%	10,163	9,739	4.3%
EBITDA (IFRS)(2)	1,065	937	13.6%	2,635	2,709	-2.7%
EBITDA (IFRS+ Proportional Consolidation for Generation)(3)	1,156	1,036	11.6%	2,882	3,032	-4.9%
Adjusted EBITDA(4)	1,012	1,175	-13.9%	3,076	3,288	-6.4%
Net Income (IFRS)	355	356	-0.4%	626	1,015	-38.3%
Adjusted Net Income(5)	282	460	-38.6%	894	1,217	-26.5%
Investments	331	660	-49.8%	1,361	1,926	-29.4%

Notes:

(1)     Disregard construction revenues;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(3)     EBITDA (IFRS + Proportional Consolidation for Generation) considers, besides the items mentioned on note (1) above,  the proportional consolidation of assets that  are now accounted by the equity method, due to changes in accounting standards (IFRS 11/CPC 19 (R2));

(4)     Adjusted EBITDA considers, besides the items mentioned on note (2) above, the regulatory assets and liabilities and excludes the non-recurring effects;

(5)     Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects.

3Q13 HIGHLIGHTS

•  Total energy sales outwards the Group were up 4.7%

•  Energy sales were up 4.3% in the concession area – increases of residential (+7.6%), commercial (+4.9%) and industrial (+2.5%)

•  Commercial start-up of Coopcana biomass TPP (50 MW), in August 2013, Campo dos Ventos II wind farm (30 MW), in October 2013, and Alvorada biomass TPP (50 MW), in November 2013

•  Economic tariff readjustment of 7.42% for CPFL Piratininga in October 2013

•  Disbursement from sector fund (CDE)  for CPFL Piratininga, according  to decree 7,945/13, in the amount of R$ 167 million in 3Q13

•  Capex of R$ 331 million in 3Q13

•  Payment of interim dividends  related to 1H13, in the amount of R$ 363 million

•  CPFL Energia was elected as the Company of the Year by Época Negócios 360º Yearbook

•  CPFL Energia was recognized by the Carbon Disclosure Project (CDP) as one of the 10 leading companies in transparency on emissions of greenhouse gases (Best Utilities Company)

•  CPFL among the 20 more innovative companies of Brazil in 2013 Best Innovator Award

•  In the 2013 Electricity Award, of Eletricidade Moderna magazine, CPFL Piratininga (State Companies category) and CPFL Jaguari (Smaller Companies category) were elected as the Best National Companies

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC CONTEXT	6

3) ENERGY SALES	12
3.1) Sales within the Distributors’ Concession Area	12
3.1.1) Sales by Class – Concession Area	13
3.1.2) Sales to the Captive Market	13
3.1.3) TUSD	13
3.2) Commercialization and Generation Sales – Excluding Related Parties	14

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL
STATEMENTS CONSOLIDATION	15
4.1) Consolidation of CPFL Renováveis Financial Statements	16

5) ECONOMIC-FINANCIAL PERFORMANCE	17
5.1) Operating Revenue	17
5.2) Cost of Electric Energy	18
5.3) Operating Costs and Expenses	19
5.4) Regulatory Assets and Liabilities	21
5.5) EBITDA	21
5.6) Financial Result	21
5.7) Net Income	22

6) DEBT	23
6.1) Financial Debt (Including Hedge)	23
6.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	26
6.3) Net Debt and Leverage	28

7) INVESTMENTS	30

8) DIVIDENDS	31

9) STOCK MARKET	32
9.1) Share Performance	32
9.2) Average Daily Volume	33
9.3) Ratings	33

10) CORPORATE GOVERNANCE	34

11) CURRENT SHAREHOLDERS STRUCTURE – 09/30/2013	35

12) PERFORMANCE OF THE BUSINESS SEGMENTS	36
12.1) Distribution Segment	36
12.1.1) Economic-Financial Performance	36
12.1.2) 3rd Periodic Tariff Review Cycle	40
12.1.3) Tariff Adjustment	42
12.1.4) Extraordinary Tariff Review	42

12.1.5) Operating Performance of the Distribution Segment	43
12.2) Commercialization and Services Segment	44
12.3) Conventional Generation Segment	44
12.3.1) Economic-Financial Performance	44
12.4) CPFL Renováveis	46
12.4.1) Economic-Financial Performance	46
12.4.2) Status of Generation Projects	48

13) ATTACHMENTS	50
13.1) Statement of Assets – CPFL Energia	50
13.2) Statement of Liabilities – CPFL Energia	51
13.3) Income Statement – CPFL Energia	52
13.4) Income Statement – CPFL Energia (IFRS + Conventional Generation Consolidation)
53
13.5) Cash Flow – CPFL Energia	54
13.6) Income Statement – Segment of Conventional Generation	55
13.7) Income Statement – CPFL Renováveis	56
13.8) Income Statement – Consolidated Distribution Segment	57
13.9) Economic-Financial Performance – Distributors	58
13.10) Sales within the Concession Area by Distributor (in GWh)	60
13.11) Sales to the Captive Market by Distributor (in GWh)	61

1) MESSAGE FROM THE CEO

The third quarter of 2013 was quite positive for CPFL Energia as we returned to reporting solid results, driven by the above-average economic performance of the regions where we operate. Energy sales in our concession area registered a surprising increase of 4.3% in the quarter, surpassing the national average of 3.9%. We reported above-average growth in all the regions where we operate, with our São Paulo operations growing 3.6%, versus 2.2% growth of the southeast region, and 7.8% in RGE versus 5.8% in the south region. The residential segment posted a strong 7.6% growth, especially in the concession area of RGE, which grew 13.0x% on account of the low temperatures in southern Brazil in recent months. The industrial segment also reported excellent performance, growing 2.5% and maintaining the pace of the second quarter this year (2.7%), while signaling a recovery in industrial production. In RGE’s concession area alone, the industrial segment grew 8.8x%. The commercial segment also resumed the pace of higher growth, expanding 4.9% in the quarter after a significant slowdown in the second quarter of 2013 (2.3%).

With regard to the periodic tariff review cycle, RGE was the last of our concessionaires to go through the review cycle, in June. With this, all our distribution companies are already running the new parameters of the new cycle.  Comparing the managerial EBITDA of 3Q13 with that of 3Q12, we notice a decline of nearly 20%, which is in line with our expectations. To offset this already expected decline, several cost-cutting initiatives are in progress. Here, I wish to mention the results of our initiatives, Zero-Based Budgeting and Retirement Incentive Program (PAI). Since 2011, when we announced these initiatives, we have managed to reduce R$ 137 million, in real terms, in the nine months of 2013 compared to the same period in 2011. This represents almost R$ 70 million a year, in just the nine months of the year. We are now focused on optimizing our operations, improving efficiency and increasing productivity.

I must also mention the evolution of our Tauron Project, which involves the deployment of a smart grid network in our concession area. Some of our teams are already equipped with tablets and GPS systems to better serve our customers, thus optimizing the operations of our distribution network. We have already reached the mark of 9,000 smart meters installed and integrated with our RF Mesh data network, which implies more efficient management of our network and cost savings on meter readings and delivery of bills. The addition of this new technology to our operations contributed nearly R$ 24 million to our EBITDA in the first nine months of 2013. We still have a long way to go, considering that we plan to reach the mark of 25,000 meters for Group A by mid-2014. This will enable us to take this technology to low-tension consumers in the future, resulting in a significant improvement in the quality of service provided to our customers.

In case of our subsidiary CPFL Renováveis, our generation facilities are undergoing full expansion. We placed new assets in operation this quarter - Bio Coopcana (50 MW) and the Campo dos Ventos II wind farm (30 MW). Together, these plants will bring annual revenues of over R$ 40 million. Now in November, Bio Alvorada went into operation, with 50 MW of installed capacity. We also have more than 198 MW scheduled to go operational in the fourth quarter of 2013 and 254 MW in the first half of 2016, bringing the total installed capacity to 1,735 MW, the largest portfolio of alternative renewable sources in Brazil.

Our financial leverage reached 3.53x at the end of the third quarter of 2013. This level reflects our massive investments in operational expansion, especially at CPFL Renováveis, as well as the improvements to our distribution network and the deployment of the new smart grid technology. Thus, with the maturation of these investments, combined with the results of our initiatives to reduce and rationalize costs, we will generate higher operational cash flows and gradually deleverage the Company.

Despite the regulatory changes and the volatility caused by the water levels in 2013, I am highly confident that we are solidly on the right track to take advantage of the best opportunities in the market. We are centenary and solid Company, and are committed to our reputation for financial and capital discipline, while constantly focused on generating value for all our shareholders and investors.

Wilson Ferreira Jr.

CEO of CPFL Energia

2) MACROECONOMIC CONTEXT

Amid a weak global economic growth in 2013, some factors bring hope and indicate improvements for 2014. Industrial production continues to grow worldwide and the PMI [1]  manufacturing survey shows a better scenario in the future.

The main positive signal comes from China, for which the expected reduction in growth are not so concerning anymore. The fear that the Chinese economy will grow below the target of 7.5% in 2013 is going away. In 3Q13, we observed a slight reacceleration of chinese GDP, which grew by 7.8% over the same quarter last year, compared to a 7.5% growth in 2Q13. In Europe, business and consumer confidence is improving. In Oct/13, this index reached 97.8, the 6th consecutive increase and the highest level since Aug/11. Nevertheless, the economic recovery is still unbalanced and has fragile foundations. Greece and Spain, for example, are not being able to recover the loss of bank funds suffered during the worst period of the crisis.

In the U.S., the impasse over the budget and debt limits dragged on far beyond what was expected by most analysts and the interruption of government activities, according to estimates from S&P, should impact 0.6% on GDP in 4Q13, limiting the economic expansion in 2013.

In this context, the expectation is that economic growth in 2014 will be higher than in 2013. For the world economy, it is expected an increase of 3.6% in 2014, while only 2.9% is projected for 2013. Europe must reverse the scenario of recession and grow 1.0% next year, while the U.S. economy is expected to grow 1.6% in 2013 and 2.6% in 2014.

Forecasts for 2013 and 2014 GDP (%) – selected economies

Source and forecasts: IMF

In the domestic scenario, there was a slight decline in activity due to higher inflation, the tightening of credit conditions, currency devaluation, recent social manifestations and the reduction in business and consumer confidence. However, some indicators suggest optimism: payroll, for example, grew 0.8% in September compared to August, seasonally adjusted. Thus, growth was 2.8% for the year in total metropolitan areas, and significantly higher in the cities most closer to the areas served by CPFL Energia – 4.4% and 6.5% in São Paulo Metropolitan Area and Porto Alegre Metropolitan Area, respectively, in the same comparison. Still regarding the labor market, according to CAGED [2], 211,000 new jobs were created in Sep/13, an increase of 40% if compared to the 150,000 jobs created in the same month of 2012.

[1] Purchasing Managers Index.

[2] General Register of Employed and Unemployed People (Ministry of Labor).

The consumer confidence index grew again in October (0.6% compared to September) and is remaining in positive level (above 100). Since October 2012, the index was showing a drop, but this movement was reversed in the last July.

Consumer Confidence Index

below 100=pessimism

Source: FGV

This recovery is also reflected in retail sales, which increased 6.0% in July and 6.2% in August, compared to the same months of 2012. Sales of furniture and appliances grew by 11.0% and 7.8% in the months of July and August, respectively, in the same comparison. It is noteworthy that this increase is also stimulated by lower tax rates for furniture and appliances and incentives to consumption via credit, especially the “Minha Casa Melhor” Program.

The industry, however, still remains in an irregular pace. With strong monthly fluctuations, industrial production grew by 1.6% over the year (compared to a decline of 2.6% in 2012), driven by the capital goods sector.

Evolution of Brazilian GDP - % annual

Source: IBGE

*Forecast. Focus – October 25,2013.

In this context, Brazilian GDP is expected to grow 2.6% in 2013 and reach a little higher pace in 2014, up 2.9%, according to the projections of LCA Consultores.

Investment to be the protagonist in order to sustain growth and allow further expansion of consumption

In recent years, the expansion of the Brazilian economy and, consequently, the power consumption, has been supported by a strong consumption cycle.

With the influence of the positive external scenario until 2008 and with effective policies to stimulate consumption and income distribution, it was possible to observe a social ascension, with the migration of high contingent from classes D and E to classes AB and C.

Distribution of households by income | %

Source: IBGE. Estimates: LCA Consultores.

In the last decade, the unemployment rate fell to its historical lowest level and the minimum wage presented a real gain of 71% between the years 2002 and 2012. The total income grew by 44% in the same period and more than 14 million formal jobs were created.

Unemployment rate and real minimum wage

Source: IBGE and IPEA. Estimates: LCA Consultores.

Credit was also an important element in this context. The credit to individuals (non-earmarked resources), which represented 11.9% of GDP in 2007, reached 15.7% of GDP in 2012, a level that should stabilize in 2013.

Credit to individuals – non-earmarked resources | % GDP

Source: Brazilian Central Bank. Estimates: LCA Consultores

Thus, the household consumption grew at relevant rates in the period, although these rates are being lower in recent years.

Household consumption | % annual

Source: IBGE. Estimates: LCA Consultores.

But this consumption cycle observed in the last decade tend to contribute less to the expansion of the Brazilian economy in the coming years, given the saturation of these growth vectors. Thus, it is necessary to stimulate the expansion of investment in Brazil, in order to sustain economic growth and to allow further expansion of consumption. The Brazilian investment rate is still very low compared to other countries. Despite the advances in investment we are seeing this year, we expect to end 2013 with the Gross Fixed Capital Formation (Investment) amounting to 19.8% of GDP. For comparison, in 2012, this indicator for Latin America was on average 21.6% while the world average was 24.5%. Among the BRICs, the investment rate reached 31.8%, strongly influenced by investment in China (48.9% of GDP) and India (35.6% of GDP).

Investment rate (GFCF/GDP) (%)

Source: IBGE and IMF. Estimates: LCA Consultores.

Another sign of the need to stimulate investment is the Global Competitiveness Index, recently published by the World Economic Forum. In a competitiveness ranking comprising 148 countries, Brazil is only the 56th. In the categories breakdown, Brazil is well positioned only in "market size", given the great importance of consumer market to the whole economy, while the other evaluated items indicate that Brazil still needs to evolve. It is worth mentioning especially the issue of "Infrastructure", where Brazil is only in the 71st position.

Global Competitiveness Index

                        Source: Global Competitiveness Report 2013-2014 – World Economic Forum

The same document also presents the most problematic factors for business expansion, according to entrepreneurs. Again Infrastructure appears in a prominent, thus demonstrating the need for measures to reverse this situation.

The most problematic factors for doing business (%)

Source: Global Competitiveness Report 2013-2014 – World Economic Forum

In order to stimulate investment, it is necessary to change the institutional framework that defines today the expansion of infrastructure, with the adaptation of concession auction rules, so as to let the market define the rate of return for projects through competition, making them viable and attractive to private capital. It is also necessary a policy of industrial development and technological innovation to accelerate the investment program of the productive sector. In the context of fiscal and exchange policies, some adjustments must be made to increase the transparency, stabilize the exchange rate and avoid excessive appreciation and volatility. Finally, social policies, which stimulated demand in recent years, should continue, in order not to reverse expectations of increased consumption.

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 3Q13, sales within the concession area, achieved by the distribution segment, totaled 14,490 GWh, an increase of 4.3%.

Sales within the Concession Area - GWh
	3Q13	3Q12	Var.	9M13	9M12	Var.
Captive Market	10,084	9,795	3.0%	30,589	30,176	1.4%
TUSD	4,407	4,103	7.4%	12,877	11,776	9.4%
Total	14,490	13,898	4.3%	43,467	41,952	3.6%

Note: Take into account changes in billing calendar in RGE in 9M12.

In 3Q13, sales to the captive market totaled 10,084 GWh, an increase of 3.0%. The energy volume, in GWh, consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), reached 4,407 GWh in 3Q13, an increase of 7.4%, reflecting the migration of customers from captive market to the free market.

Sales within the Concession Area - GWh
	3Q13	3Q12	Var.	9M13	9M12	Var.	Part.
Residential	3,798	3,530	7.6%	11,477	10,757	6.7%	26.2%
Industrial	6,442	6,288	2.5%	18,951	18,537	2.2%	44.5%
Commercial	2,164	2,063	4.9%	6,879	6,583	4.5%	14.9%
Others	2,086	2,017	3.4%	6,159	6,076	1.4%	14.4%
Total	14,490	13,898	4.3%	43,467	41,952	3.6%	100.0%

Note: The tables of sales within the concession area by distributor are attached to this report in item 13.10. Take into account changes in billing calendar in RGE in 9M12.

Noteworthy in 3Q13, in the concession area:

•           Residential segment (26.2% of sales): up by 7.6%, favored by the good performance of total income observed throughout the year, due to the remaining good results in the labor market and the lower temperatures observed in RGE’s concession area, which stimulated the energy consumption for heating and contributed to an expansion of 13,0% in that region.

•           Industrial segment (44.5% of sales): expansion of 2.5%, confirming a slight sign of recovery in this segment, which is still suffering the effects of the global economic slowdown and the fall in the level of business and consumer confidence. It is worthy highlighting RGE’s concession area, where industrial consumption grew 8,8%.

•           Commercial segment (14.9% of sales): up by 4.9%. Despite the recent slowdown due to higher inflation rates, sales in retail trade and in furniture and household appliances sector have kept expanding in the year, ratifying the positive results of this segment.

3.1.1) Sales by Class – Concession Area

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	3,798	3,530	7.6%	11,477	10,757	6.7%
Industrial	2,237	2,327	-3.8%	6,684	7,170	-6.8%
Commercial	2,007	1,949	3.0%	6,399	6,248	2.4%
Others	2,041	1,988	2.7%	6,030	6,002	0.5%
Total	10,084	9,795	3.0%	30,589	30,176	1.4%

Note: The tables with captive market sales by distributor are attached to this report in item 13.11. Take into account changes in billing calendar in RGE in 9M12.

The decrease in sales to captive market is mainly due to the migration of industrial and commercial customers to the free market, in addition to trends in sales already mentioned in section 3.1 above.

3.1.3) TUSD

TUSD - GWh
	3Q13	3Q12	Var.	9M13	9M12	Var.
Industrial	4,205	3,961	6.2%	12,267	11,367	7.9%
Commercial	157	114	37.5%	481	335	43.4%
Others	44	28	58.2%	129	73	75.5%
Total	4,407	4,103	7.4%	12,877	11,776	9.4%

Note: Take into account changes in billing calendar in RGE in 9M12.

TUSD by Distributor - GWh
	3Q13	3Q12	Var.	9M13	9M12	Var.
CPFL Paulista	2,145	2,035	5.4%	6,236	5,805	7.4%
CPFL Piratininga	1,619	1,544	4.9%	4,820	4,468	7.9%
RGE	548	449	22.0%	1,553	1,290	20.4%
CPFL Santa Cruz	12	7	66.9%	34	21	61.7%
CPFL Jaguari	23	20	12.9%	73	60	20.5%
CPFL Mococa	7	5	44.5%	20	10	104.3%
CPFL Leste Paulista	14	13	2.9%	41	38	10.2%
CPFL Sul Paulista	39	30	30.6%	100	84	19.0%
Total	4,407	4,103	7.4%	12,877	11,776	9.4%

Note: Take into account changes in billing calendar in RGE in 9M12.

3.2) Commercialization and Generation Sales – Excluding Related Parties

Based on pro forma amounts, in which the proportional consolidation of generation assets is reconsidered for management analysis, sales in commercialization and generation segments grew 8.7% to 4,467 GWh in 3Q13.

Commercialization and Generation Sales - GWh - pro forma
	3Q13	3Q12	Var.	9M13	9M12	Var.
Renewable	901	587	53.5%	2,356	1,500	57.0%
Commercialization and Conventional Generation	3,566	3,522	1.3%	11,463	10,157	12.9%
Total	4,467	4,109	8.7%	13,819	11,658	18.5%

Note: Excludes sales to related parties and in the CCEE. Take into account proportional consolidation of jointly-controlled companies: Foz do Chapecó, Baesa, Enercan and Epasa. Take into account the provision adjustment of +42 GWh in 3Q12 and +88 GWh in 9M12.

This variation is due to the following factors: (i) increase in sales of CPFL Renováveis mainly due to the start-up of SHPP Salto Goes and TPP Ester, besides the higher volume of billed energy derived from TPP Bio Pedra and Santa Clara and Atlantica wind farms; (ii) energy generation of EPASA, dispatched in 3Q13 for energy safety and electric restrictions reasons; and (iii) increase in sales to free customers in the commercialization segment, due to the increase in the number of customers in portfolio (from 217 in 3Q12 to 288 in 3Q13), reflecting the strategy of national activity in this segment.

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of September 30, 2013 and 2012, and December 31, 2012, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	3,972	30 years	November 2027

Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,560	30 years	October 2028

Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,388	30 years	November 2027

Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of S. Paulo and Paraná	27	195	16 years	July 2015

Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	54	16 years	July 2015

Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	36	16 years	July 2015

Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	79	16 years	July 2015

Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of S. Paulo and Minas Gerais	4	44	16 years	July 2015

Installed capacity
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs and 1 Thermal	695 MW	695 MW

CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW

Foz do Chapecó Energia S.A. ("Foz do Chapecó")(1)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW

Campos Novos Energia S.A. ("ENERCAN")(1)	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW

BAESA - Energética Barra Grande S.A. ("BAESA")(1)	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW

Centrais Elétricas da Paraíba S.A. ("EPASA")(1)	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW

Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	Tocantins	1 Hydroelectric	903 MW	63 MW
São Paulo, Minas Gerais, Mato

CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 12.4.2	See item 12.4.2	See item 12.4.2

CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	9 SHPs	24 MW	24 MW

Notes:

(1)     Due to changes in the accounting standards, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements. Their assets, liabilities and results are accounted for using the equity method of accounting;

(2)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

Energy commercialization and services	Company Type	Core activity	Equity Interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%

Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%

CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%

CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%

CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro- mechanical equipment and service provision	Direct 100%

NECT Serviços Administrativos Ltda. ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%

CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%

CPFL Total Serviços Administrativos Ltda. ("CPFL Total")(2)	Limited company	Billing and collection services	Direct 100%

CPFL Telecom S. A. ("CPFL Telecom")(3)	Private corporation	Telecommunication services	Direct 100%

CPFL Transmissão Piracicaba S.A.	Private corporation	Electric energy transmission services	Direct 100%

Notes:

(1)     Former Chumpitaz Serviços S.A.;

(2)     Former CPFL Bio Anicuns S.A.;

(3)     Former CPFL Bio Itapaci S.A..

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%

CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%

Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%

Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

4.1) Consolidation of CPFL Renováveis Financial Statements

On September 30, 2013, CPFL Energia indirectly held 58.84% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (Pro-forma - R$ Thousands)
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenue (IFRS)(1)	4,482,433	4,972,340	-9.9%	13,707,889	14,445,930	-5.1%
Gross Operating Revenue (IFRS + Conventional Generation Consolidation)(1)	4,525,935	4,991,724	-9.3%	13,862,087	14,525,438	-4.6%
Adjusted Gross Operating Revenue(1)	4,682,130	4,904,309	-4.5%	14,044,446	14,190,746	-1.0%
Net Operating Revenue (IFRS)(1)	3,366,849	3,434,898	-2.0%	10,162,791	9,739,197	4.3%
Net Operating Revenue (IFRS + Generation Proportional Consolidation)(1)	3,408,165	3,454,155	-1.3%	10,307,506	9,817,541	5.0%
Adjusted Net Operating Revenue(1)	3,567,587	3,374,086	5.7%	10,514,572	9,534,742	10.3%
Cost of Electric Power (IFRS + Generation Proportional Consolidation)	(1,809,095)	(1,919,516)	-5.8%	(5,634,524)	(5,467,866)	3.0%
Operating Costs & Expenses (IFRS + Generation Proportional Consolidation)	(974,106)	(1,194,011)	-18.4%	(3,424,912)	(3,126,711)	9.5%
EBIT (IFRS + Generation Proportional Consolidation)	860,230	731,127	17.7%	2,001,162	2,204,514	-9.2%
EBITDA (IFRS)(2)	1,064,636	937,472	13.6%	2,635,224	2,709,426	-2.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)	1,155,769	1,035,931	11.6%	2,882,445	3,032,355	-4.9%
Adjusted EBITDA (3)	1,011,900	1,175,176	-13.9%	3,076,380	3,287,837	-6.4%
Financial Income (Expense) (IFRS + Generation Proportional Consolidation)	(280,179)	(167,278)	67.5%	(917,456)	(584,999)	56.8%
Income Before Taxes (IFRS + Generation Proportional Consolidation)	580,052	563,849	2.9%	1,083,706	1,619,515	-33.1%
Net Income (IFRS)	354,945	356,458	-0.4%	626,180	1,014,929	-38.3%
Adjusted Net Income(4)	282,289	460,059	-38.6%	894,335	1,216,676	-26.5%

Notes:

(1)    Disregard construction revenues;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(3)    Adjusted EBITDA  considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income  considers the regulatory assets and liabilities and excludes the non-recurring effects.

5.1) Operating Revenue

Disregarding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue (IFRS) reached R$ 4,482 million in 3Q13, a reduction of 9.9% (R$ 490 million). The gross operating revenue (IFRS + Conventional Generation Proportional Consolidation) would have amounted to 4,526 million, a reduction of 9.3% (R$ 466 million).

The fall in gross operating revenue was mainly caused by the following factors:

•        Reduction of R$ 583 million in the revenues from Distribution Segment:

 (i)        Average negative tariff adjustment of -19.0% in the distribution companies, for the period between 3Q12 and 3Q13, in the amount of R$ 637 million due to tariff revision and readjustments and PM 579/2012 (converted into 12,783 law in January 2013), in which, ANEEL approved the result of the extraordinary tariff revision (RTE) of 2013, applied to the consumption from January 24, 2013, onwards. In this extraordinary review electricity quotas from generating plants that renewed their concession contracts were incorporated. The total energy coming from these plants was divided into quotas for the distributors. The effects of RGR and CCC extinctions, CDE reduction and reduction of transmission costs were also included;

           (ii)        Gross revenue of free clients’ TUSD reduction of R$ 130 million;

          (iii)        Reduction of R$ 85 million in Electricity sales to wholesaler´s, mainly due to the reductions in the volume of electric energy traded in the short-term;

Partially compensated by:

         (iv)        Resources from the CDE in the amount of R$ 146 million;

          (v)        Increase of 3.0% in the sales volume to the captive market, in the amount of R$ 115 million (market + mix);

         (vi)        Increase of R$ 8 million in Revenue Others;

Partially offset by:

•         Increase in the revenue from the Conventional Generation Segment, in the amount of R$ 43 million;

•        Additional gross revenue from CPFL Renováveis, in the amount of R$ 35 million;

•        Increase in the revenue from the Commercialization and Services Segment, in the amount of R$ 31 million;

•        Other effects (R$ 8 million).

Deductions from the gross operating revenue were R$ 1,118 million, representing a decrease of 27.3% (R$ 420 million), due to the decreases:

            (i)        of 16.7% in ICMS tax (R$ 129 million);

           (ii)        of 7.7% in PIS/Cofins taxes (R$ 31 million);

          (iii)        of 73.4% in CDE sector charge (R$ 107 million);

         (iv)        of 97.4% in the Global Reversal Reserve - RGR (R$ 21 million);

          (v)        of 20.4% in the value related to the R&D and energy efficiency program (R$ 8 million); and

         (vi)        in CCC sector charge (R$ 130 million).

Partially compensated by Proinfa’s increase of 28.5% (R$ 6 million).

Net operating revenue (IFRS + Conventional Generation Proportional Consolidation + Construction Revenue) reached R$ 3,408 million in 3Q13, representing a reduction of 1.3% (R$ 46 million).

5.2) Cost of Electric Energy

The cost of electric energy (IFRS + Conventional Generation Proportional Consolidation), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,808 million in 3Q13, representing a reduction of 5.8% (R$ 111 million).

•      The cost of electric power purchased for resale in 3Q13 was R$ 1,624 million, representing an increase of 6.5% (R$ 100 million), due to the following effects:

         (i)   Increase in the cost of short-term energy purchase (R$ 168 million) due to the increase of 305.3% in the average purchase price and 253.72% (720 GWh) in the quantity of the energy purchased. In part, this increase is caused by the purchase energy for Alvorada TPP and Coopcana TPP and Atlantica Complex Wind Farms, from CPFL Renováveis, to meet their contractual obligations in the power purchase agreements (R$ 52 million) – Non-recurring;

        (ii)   Increase in the cost of energy purchased through auction in the regulated environment and bilateral contracts (R$ 110 million), caused by the increases of 14.3% in the average purchase price, partially offset by the decrease of 5.2% (517 GWh) in the volume of purchased energy;

       (iii)   Increase in the cost of energy from Itaipu (R$ 52 million), mainly due to the 17.4% increase in the average purchase price;

      (iv)   Increase in the PROINFA cost (R$ 4 million), due to the 26.4% (54 GWh) in the volume of purchased energy partially offset by the decrease of 15.0% in the average purchase price;

Partially compensated by:

       (v)   Resources from the CDE in the amount of R$ 226 million, according to the Decree No. 7,945;

      (vi)   Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 7 million);

•         Charges for the use of the transmission and distribution system reached R$ 185 million in 3Q13, a 53.3% decrease (R$ 210 million), due to the following factors:

            (i)        Resources from the CDE in the amount of R$ 132 million, according to the Decree No. 7,945;

           (ii)        Decrease of 47.0% in the basic network charges (R$ 139 million), mainly due to the decreases of 51.9% (R$ 72 million) in CPFL Paulista, of 51.2% in CPFL Piratininga (R$ 35 million) and 47.8% (R$ 25 million) in RGE due to the MP 579/2012 (converted into Law No 12,783 in January 2013), which caused a reduction in the transmission costs;

          (iii)        Decrease  in the energy reserve charges (R$ 45 million);

         (iv)        Decrease of 64.7% in Itaipu charges (R$ 16 million);

          (v)        Decrease of 45.1% in the conection charges (R$ 9 million);

         (vi)        Decrease of 30.5% in the charges of use of the distribution system (R$ 5 million);

      Partially offset by:

        (vii)        Increase of 343.7% in the system service usage charges – ESS (R$ 115 million), mainly due to the increases of R$ 70 million in CPFL Paulista, R$ 25 million in CPFL Piratininga and R$ 20 million in RGE. This amount was partially offset by non-recurring effect of R$ 13 million, which R$ 8 million in Conventional Generation segment and R$ 5 million in CPFL Renováveis concerning the Services of the System Charges (ESS) provision reversion intended exclusively to reimburse the thermoelectric generators. The provision was made on the basis of CNPE Resolution 03, of 03/06/2013, which stipulated that as of 04/01/2013 the costs of the dispatch out of the order of merit should be split among market agents, including generators. That collection would be made through the ESS, but this matter is being disputed in court. The risk of loss of that contingency was considered as remote and thus the amounts associated to such risk were reversed;

       (viii)        Decrease in PIS and Cofins tax credits, generated from the tax charges (R$ 21 million).

5.3) Operating Costs and Expenses

Operating costs and expenses (IFRS + Conventional Generation Proportional Consolidation + Construction Cost) were R$ 974 million in 3Q13, registering a reduction of 18.4% (R$ 220 million), due to the following factors:

•      Reduction of 39.8% (R$ 155 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 235 million in 3Q13, has its counterpart in the “operating revenue”;

•      Depreciation and Amortization, which represented a net reduction of 3.0% (R$ 9 million), mainly due to the following factors:

         (i)       Reduction of 3.8% in CPFL Renováveis, in the amount of R$ 4 million due to  the adequacy of the rates, in 2012 certain subsidiaries were using rates defined by  ANEEL or taxes rate and in 2013 the subsidiaries  are using the rate according to the period of authorization / grant, partially offset by the effect of the companies that started operations;

        (ii)       Reduction in the Distribution Segment, in the amount of R$ 2 million, mainly due to conclusion of the reconciliation and approval of the intangible assets base;

       (iii)       Reduction of 4.6% in the Conventional Generation Segment, in the amount of R$ 2 million.

The PMSO item, that reached R$ 433 million in 3Q13, compared to R$ 490 million in 3Q12, registering a decrease of 11.7% (R$ 57 million). The table below lists the main variations in PMSO:

MANAGEMENT ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	3Q13	3Q12	Variation
			R$ MM	%
Reported PMSO (IFRS + Consolidation of jointly-controlled subsidiaries (Conventional Generation)
Personnel	(188.4)	(169.6)	(18.8)	11.1%
Material	(54.1)	(26.6)	(27.5)	103.6%
Outsourced Services	(120.7)	(133.2)	12.5	-9.4%
Other Operating Costs/Expenses	(69.8)	(161.0)	91.2	-56.7%
Reported PMSO (IFRS + Consolidation of jointly-controlled subsidiaries (Conventional Generation) - (A)	(433.0)	(490.4)	57.4	-11.7%
Non-recurring effects
Disposal of properties and vehicles	47.3	-	47.3	-
Adjustment in the provision for doubtful debts, due to the change in the estimate (8 distribution companies)	-	(53.7)	53.7	-
Assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector - MCPSE (CPFL Piratininga, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Santa Cruz)	-	(16.5)	16.5	-
Others	-	1.2	(1.2)	-
(=) Total non-recurring effects (B)	47.3	(69.0)	116.3	-
Other adjustments (that need to be excluded for comparison purposes)
PMSO of CPFL Renováveis	(44.7)	(49.2)	4.5	-
PMSO related to the business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect	(46.8)	(34.3)	(12.5)	-
Additional material expenses related to the oil acquisition by Epasa	(29.2)	(0.9)	(28.4)	-
(=) Total other adjustments (C)	(120.7)	(84.4)	(36.3)	-
Adjusted PMSO
Personnel	(148.7)	(140.9)	(7.7)	5.5%
Material	(15.8)	(20.1)	4.3	-21.5%
Outsourced Services	(85.8)	(95.0)	9.2	-9.7%
Other Operating Costs/Expenses	(109.3)	(80.9)	(28.4)	35.1%
Total adjusted PMSO (A - B - C)	(359.6)	(337.0)	(22.6)	6.7%

Thus, the Adjusted PMSO in 3Q13 would reached R$ 360 million, compared to R$ 337 million in 3Q12. This PMSO variation is explained below:

    (i)        Personnel expenses, that recorded a increase of 5.5% (R$ 8 million);

   (ii)        Other operational costs/expenses, that recorded an increase of 35.1% (R$ 28 million), mainly due to the increase:

✓  of R$ 16 million in assets write-off (Distribution);

✓  of R$ 4 million in expenses with CFURH (Financial Compensation for the Usage of Hydric Resources) due to the higher volume of generated energy in CPFL Geração;

Partially offset by:

  (iii)        Material expenses, which registered a reduction of 21.5% (R$ 4 million); and

 (iv)        Out-sourced services expenses, which registered a decrease of 9.7% (R$ 9 million).

5.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a payable of R$ 135 million in 3Q13, mainly due to CDE resources of R$ 167 million in CPFL Piratininga concerning previous periods and a receivable of R$ 85 million in 3Q12 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

5.5) EBITDA

3Q13 EBITDA  (IFRS + Conventional Generation Proportional Consolidation) reached R$ 1,156 million, registering a increase of 11.6% (R$ 120 million). The Adjusted EBITDA in 3Q13 registered R$ 1,012 million, compared to R$ 1,175 milhões in 3Q12, a decrease of 13,9%.

5.6) Financial Result

The 3Q13 net financial expense (IFRS + Conventional Generation Proportional Consolidation) was of R$ 280 million, an increase of 67.5% (R$ 113 million) compared to the net financial expense of R$ 167 million reported in 3Q12.

The items explaining these changes are as follows:

•         Financial Revenues: decrease of R$ 43 million, from R$ 227 million in 3Q12 to R$ 184 million in 3Q13, mainly due to the following factors:

✓  Financial Revenue in the Distribution Companies due to the adjustment for distributors’ financial asset  (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) in 3Q12 (R$ 69 million – negative variation);

✓  Reduction in the financial revenues others (R$ 13 million);

✓  Reduction in monetary and exchange restatement (R$ 12 million).

✓  Reduction in arrears of interest and fines, restatement of tax credits and escrow deposits (R$ 8 million);

Partially offset by:

✓  Increase in the income from financial investments (R$ 60 million), due to the higher cash balance;

•         Financial Expenses: increase of 17.8% (R$ 70 million), from R$ 394 million in 3Q12 to R$ 464 million in 3Q13, mainly due to the following factors:

✓  Increase of debt of charge (R$ 80 million), mainly due to increase of CDI rate;

✓  Distributors’ financial asset (expense) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) (R$ 16 million); and

✓  Increase in monetary and exchange variations (R$ 5 million).

Partially offset by:

✓  Reduction in Other financial expenses (R$ 22 million), mainly due to: (i) Non-recurring financial expense in 3Q12 at CPFL Paulista regarding the interests and penalties on payments related to the incorporation of networks (R$ 20 million) and (ii) Non-recurring financial expense regarding the assets write-off related to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 6 distribution companies (CPFL Piratininga, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Santa Cruz) (R$ 1 million); and

✓  Decrease in the financial expense with the Use of Public Asset (“UBP”) (R$ 8 million), mainly due to financial update, that is, due to the effect of the indexes (IGP-M and IPCA) used to update the UBP balance.

5.7) Net Income

Net income (IFRS + Conventional Generation Proportional Consolidation) in 3Q13 was R$ 355 million. This result reflects mainly: (i) full implementation of periodic tariff revisions in the Distribution segment and (ii) the adjustment for distributors’ financial asset (Distribution segment); partially offset by (iii) CDE resources in CPFL Piratininga (R$ 167 million) and (iv) lower operating costs and expenses. The Adjusted Net Income in 3Q13 registered R$ 283 million, compared to R$ 460 million in 3Q12, a decrease of 38.6%.

6) DEBT

6.1) Financial Debt (Including Hedge)

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

CPFL Energia’s financial debt (including hedge) reached R$ 17,921 million in 3Q13, increase of R$ 2,982 million, or 20.0%, compared to 3Q12. This increase in net debt is mainly a reflection of:

•         the consolidation of 100% of the debt of CPFL Renováveis (principal + charges), which has added around R$ 413 million to the consolidated indebtedness of CPFL Energia. Part of these funds, around R$ 49 million, was assumed through the acquisition of Ester cogeneration assets in the period. The remaining amount, which totaled around R$ 364 million, occurred through funding for the payment of this acquisition, as well as for the construction of several greenfield projects;

•         the increase in indebtedness due to the funding, net of amortizations, in the amount of R$ 2,054 million, in CPFL Energia (Holding) and the other Group companies (conventional generation, distribution and commercialization segments);

•         the increase in the other charges and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 515 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         CPFL Renováveis: funding, net of amortizations, in the amount of R$ 364 million, and debt assumption in the amount of R$ 49 million:

+      Promissory notes issuances by Atlântica Wind Complex (R$ 368 million) and CPFL Renováveis (R$ 150 million);

+      Funding of BNDES financing for CPFL Renováveis, in the amount of R$ 25 million;

+      Funding of BNDES financing for Salto Góes Small Hydroelectric Power Plant, in the amount of R$ 21 million;

+      Funding of BNDES financing for Ester Thermoelectric Power Plants, in the amount of R$ 3 million;

+      Funding of BNDES financing for Coopcana and Alvorada Thermoelectric Power Plants, in the amount of R$ 132 million;

+      Funding of BNDES financing for Macacos I Wind Complex (Macacos, Pedra Preta, Costa

Branca e Juremas), in the amount of R$ 176 million;

+      Funding of BNDES financing for Atlântica Wind Complex, in the amount of R$ 264 million;

+      Bank note issuance by Campo dos Ventos II Wind Farm, in the amount of R$ 35 million;

-      Promissory notes amortization by Atlântica Wind Complex, in the amount of R$ 460 million;

-      Promissory notes amortization by Coopcana and Alvorada Thermoelectric Power Plants, in the amount of R$ 90 million;

-      Amortization related to the operation with redeemable shares (Alto Irani and Plano Alto Small Hydro Power Plants), in the amount of R$ 22 million;

-      Amortizations of BNDES financing for CPFL Renováveis (source ERSA), in the amount of R$ 32 million;

-      Amortizations of BNDES financing for CPFL Renováveis (source CPFL), in the amount of R$ 54 million;

-      Amortizations of BNDES financing for Gavião Peixoto e Capão Preto Small Hydroelectric Power Plant, in the amount of R$ 4 million;

-      Amortizations for Jantus, in the amount of R$ 39 million, related to BNB financing;

-      Amortizations of BNDES financing for Santa Luzia, in the amount of R$ 11 million;

-      Amortizations of BNDES financing for Ester Thermoelectric Power Plant, in the amount of R$ 7 million;

-      Amortization related to the operation with redeemable preferred shares of T-15 Energia (CPFL Renováveis’ controlled company) to the acquisition of Bons Ventos, in the amount of R$ 56 million;

-      Amortizations for Bons Ventos, in the amount of R$ 34 million, of which R$ 21 million are related to BNDES financing, R$ 7 million are related to BNB financing and R$ 7 million are related to NIB (Nordic Investment Bank) financing;

+      Indebtedness from the acquisition of Ester Thermoelectric Power Plant by CPFL Renováveis, in the amount of R$ 49 million, related to BNDES financing.

•         Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 520 million:

+      Debentures issuances by CPFL Paulista (7th Issue of R$ 505 million), CPFL Piratininga (7th Issue of R$ 235 million) and RGE (7th Issue of R$ 170 million);

+      Funding of financing, through Law No. 4131/62, for CPFL Paulista (R$ 340 million), CPFL Piratininga (R$ 100 million), RGE (R$ 205 million), CPFL Santa Cruz (R$ 20 million), CPFL Sul Paulista (R$ 22 million) and CPFL Jaguari (R$ 31 million);

+      Funding of working capital by CPFL Paulista (R$ 250 million), CPFL Piratininga (R$ 44 million), CPFL Santa Cruz (R$ 33 million), CPFL Sul Paulista (R$ 21 million) e CPFL Mococa (R$ 19 million);

+      Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 557 million;

-      Amortization of financing, through Law No. 4131/62, for CPFL Paulista (R$ 674 million) and CPFL Piratininga (R$ 473 million);

-      Amortizations of the debentures principal of CPFL Paulista’s (3rd Issue of R$ 427 million) and RGE (3rd Issue of R$ 127 million);

-      Amortizations of financing for CPFL Paulista (R$ 124 million), CPFL Piratininga (R$ 14 million), RGE (R$ 123 million), CPFL Santa Cruz (R$ 11 million), CPFL Leste Paulista (R$ 18 million), CPFL Sul Paulista (R$ 10 million), CPFL Jaguari (R$ 7 million) and CPFL Mococa (R$ 7 million);

-      Other amortizations, net of funding, in the amount of R$ 17 million.

•         CPFL Geração and CERAN: funding, net of amortizations, totaling R$ 1,469 million:

+      Debentures issuance by CPFL Geração (5th Issue of R$ 1,092 million), due to corporate restructuring in CPFL Geração and CPFL Brasil;

+      Debentures issuance by CPFL Geração (6th Issue of R$ 460 million);

-      Amortizations of BNDES financing for CPFL Geração (R$ 28 million) and CERAN (R$ 55 million).

•         CPFL Brasil and CPFL Serviços: amortizations, net of funding, totaling R$ 1,075 million:

+      Funding of working capital by CPFL Serviços (R$ 8 million);

+      Funding of BNDES financing for CPFL Serviços (R$ 21 million);

-      Amortization of the principal of CPFL Brasil’s debentures (2nd Issue of R$ 1,092 million), due to corporate restructuring in CPFL Brasil and CPFL Geração;

-      Amortizations of BNDES financing for CPFL Serviços (R$ 2 million) and CPFL Brasil (R$ 10 million);

-      Other amortizations, net of funding, in the amount of R$ 1 million.

•         CPFL Energia (Holding): funding, net of amortizations, totaling R$ 1,140 million:

+      Debentures issuance by CPFL Energia (4th Issue of R$ 1,290 million);

-      Amortization of the principal of CPFL Energia’s debentures (3rd Issue of R$ 150 million).

Bellow, as follows, is the debt amortization schedule. Disregard financial charges (ST = R$ 350 million; LT = R$ 61 million), hedge (net positive effect of R$ 350 million) and MTM (R$ 60 million). In 2014, considers amortization as of October 01, 2014. Furthermore, the average amortization term is 4.08 years.

Financial Debt - 3Q13 - IFRS (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	8	-	2,047	-	2,055	-	2,055
BNDES - Investment	19,571	-	1,036,912	3,842,012	1,056,483	3,842,012	4,898,495
BNDES - Income Assets	33	-	1,562	6,035	1,595	6,035	7,630
BNDES - Working Capital	-	-	(0)	-	(0)	-	(0)
Financial Institutions	102,202	31,993	590,933	1,532,732	693,135	1,564,725	2,257,860
Others	665	-	11,375	20,279	12,040	20,279	32,319
Subtotal	122,479	31,993	1,642,829	5,401,058	1,765,308	5,433,051	7,198,359

Foreign Currency
Financial Institutions	11,260	-	277,484	1,945,423	288,744	1,945,423	2,234,166
Subtotal	11,260	-	277,484	1,945,423	288,744	1,945,423	2,234,166

Debentures
CPFL Energia	39,827	-	150,000	1,287,543	189,827	1,287,543	1,477,370
CPFL Paulista	37,138	-	-	1,644,429	37,138	1,644,429	1,681,566
CPFL Piratininga	21,737	-	-	762,959	21,737	762,959	784,696
RGE	19,391	-	126,667	737,710	146,058	737,710	883,768
CPFL Santa Cruz	1,944	-	-	64,787	1,944	64,787	66,731
CPFL Brasil	7,231	-	-	227,442	7,231	227,442	234,673
CPFL Geração	71,890	-	-	2,488,893	71,890	2,488,893	2,560,783
CPFL Renováveis	17,497	28,736	34,440	1,068,721	51,937	1,097,457	1,149,395
Subtotal	216,655	28,736	311,107	8,282,484	527,762	8,311,220	8,838,982

Financial Debt	350,395	60,729	2,231,420	15,628,965	2,581,815	15,689,693	18,271,509

Hedge	-	-	-	-	(422)	(349,749)	(350,171)

Financial Debt Including Hedge	-	-	-	-	2,581,393	15,339,945	17,921,338
Percentage on total (%)	-	-	-	-	14.4%	85.6%	100%

Of the total indebtedness of R$ 17,921 million in 3Q13, R$ 15,340 million (85.6%) are considered long term and R$ 2,581 million (14.4%) are considered short term. In 3Q12, of the total of R$ 14,940 million, R$ 12,824 million (85.8%) are considered long term and R$ 2,116 million (14.2%) are considered short term.

The cash position at the end of 3Q13 has coverage ratio of 2.4x the amortizations of the next 12 months, enough to honor all amortization commitments until around de middle of 2015.

6.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 18,297 million in 3Q13, growth of 19.9%. The nominal average cost of debt fell from 9.8% p.a. in 3Q12 to 8.0% p.a. in 3Q13, due to the decrease in the CDI interbank rate (from 9.5% to 7.4%). (accrued rates in the last 12 months)

Debt Profile – IFRS – 3Q12

Debt Profile – IFRS – 3Q13

Note: PSI – Investment Support Program.

As a result of the funding operations and amortizations, considering the indexation after hedge, there was an increase in the BNDES-TJLP-indexed portion (from 21.4%, in 3Q12, to 21.9%, in 3Q13) and prefixed-PSI (from 5.4%, in 3Q12, to 6.6%, in 3Q13), and a decrease in the portion tied to the CDI-pegged portion (from 69.9%, in 3Q12, to 68.7%, in 3Q13) and in the portion tied to the IGP-M/IGP-DI (from 3.1%, in 3Q12, to 2.5%, in 3Q13).

The foreign-currency debt would have come to 12.3% of the total, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency to the CDI, the effective foreign-currency debt is 0.2% (which has natural hedge).

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

Debt Profile – Pro-forma (*) – Indexation After Hedge –3Q12 vs. 3Q13

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

6.3) Net Debt and Leverage

IFRS - R$ Thousands	3Q13	3Q12	Var.
Financial Debt (including hedge)	(17,921,338)	(14,939,711)	20.0%
(+) Available Funds	5,405,508	2,605,876	107.4%
(=) Net Debt	(12,515,830)	(12,333,835)	1.5%

Pro forma (*) - R$ Thousands	3Q13	3Q12	Var.
Financial Debt (including hedge)	(19,453,988)	(16,631,343)	17.0%
(+) Available Funds	5,471,956	2,664,101	105.4%
(=) Net Debt	(13,982,033)	(13,967,242)	0.1%

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

In 3Q13, net debt totaled R$ 12,516 million, an upturn of 1.5% or R$ 182 million, compared to net debt position at the end of 3Q12 in the amount of R$ 12,334 million. This increase is explained on the following factors:

•         Increase of R$ 2,982 million in the gross indebtedness, as described in the item 6.1;

•         Increase of R$ 2,800 million in the balance of the cash, from R$ 2,606 million in 3Q12 to R$ 5,406 million in 3Q13, mainly explained by:

          (i)        Cash generation of operating activities in the period: +R$ 2,222 million;

         (ii)        Payment of the acquisitions (Ester): -R$ 55 million;

        (iii)        Investments in the period: -R$ 1,894 million;

        (iv)        Net funding in the period: +R$ 2,682 million;

         (v)        Payment of dividends: -R$ 468 million;

        (vi)        Public Offering of Shares of Subsidiary: +R$ 330 million;

       (vii)        Other movements: -R$ 17 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects, as Ester. As a result, adjusted net debt totaled R$ 12,219 million and adjusted EBITDA reached R$ 3,466 million, and the adjusted Net Debt / adjusted EBITDA at the end of 3Q13 reached 3.53x (still under review by the independent auditors on the date of this report).

7) INVESTMENTS

In 3Q13, R$ 331 million were invested in business maintenance and expansion, of which R$ 183 million in distribution, R$ 143 million in generation renewable and R$ 5 million in commercialization and services. As result, CPFL Energia’s investments totaled R$ 1,361 million in 9M13, of which R$ 626 million in distribution, R$ 714 million in generation (R$ 707 million of CPFL Renováveis and R$ 7 million of conventional generation) and R$ 21 million in commercialization and services.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)   Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)   Generation: chiefly focused on Coopcana Thermoeletric Power Plant and Campo dos Ventos II Wind Farm, projects that went into operation in 3Q13, Alvorada Thermoelectric Power Plant, project that went into operation on November 11, 2013, and Macacos I Wind Farm, Atlântica, Campo dos Ventos and São Benedito Wind Complexes, projects still under construction.

8) DIVIDENDS

On October 01, 2013, intermediary dividends related to 1H13 were paid to holders of common shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA). The total declared amount was R$ 363 million, equivalent to R$ 0.377282126 per share.

On October 8, 2013, intermediary dividends related to 1H13 were paid to holders of ADRs, traded on the New York Stock Exchange (NYSE). The paid amount was equivalent to US$ 0.3301 per ADR.

CPFL Energia's Dividend Yield
	1H11	2H11	1H12	2H12	1H13
Dividend Yield - last 12 months (1)	6.0%	7.1%	6.1%	4.6%	3.9%

(1) Based on the average of the closing quotations in the period.

The 1H13 dividend yield, calculated on the average of the closing quotations in the period (R$ 21.11 per share) is 1.8% (3.9% in the last 12 months).

Dividend Distribution – R$ Million

(*) Note: considering share price adjusted for reverse stock split and simultaneous stock split on June 29, 2011. Without dividends.

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE). CPFL Energia has presented a payout ratio close to 95% since its IPO, respecting the constitution of the legal reserve of 5%.

9) STOCK MARKET

9.1) Share Performance

CPFL Energia, which has a current free float of 30.5% (until September 30th), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 19.39 per share and US$ 17.25 per ADR, respectively (closing price in 09/30/2013).

Shares Performance – 9M13 (with dividends)

In the last nine months, ended in 09/30/2013, the shares depreciated 9.4% on the BM&FBOVESPA and 17.7% on the NYSE.

Shares Performance – Last 12M (with dividends)

In the last 12 months, the shares depreciated 13.4% on the BM&FBOVESPA and 21.3% on the NYSE.

9.2) Average Daily Volume

The daily trading volume in 9M13 averaged R$ 38.3 million, of which R$ 21.1 million on the BM&FBOVESPA and R$ 17.2 million on the NYSE, 17.0% down on 2012. The number of trades on the BM&FBOVESPA increased by 35.7%, rising from a daily average of 3,081, in 2012, to 4,183, in 9M13.

9.3) Ratings

In July 2013, Standard & Poor's issued a report reaffirming its credit ratings for CPFL Energia. Therefore, the Company maintains the AA+ rating on the national scale, with stable perpective.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2010	2011	2012	3Q13
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable	Stable
Fitch Ratings	Rating	AA+ (bra)	AA+ (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Stable	Stable	Stable	Stable
Note: Close-of-period positions.

10) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its Internal Rules document and in the Fiscal Council Guide.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to Corporate Governance are available at the Investor Relations website www.cpfl.com.br/ir.

11) CURRENT SHAREHOLDERS STRUCTURE – 09/30/2013

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1) Controlling shareholders;

(2) Includes the 0.1% stake of Camargo Corrêa S.A.;

(3) Includes the 0.2% stake of Petros and Sistel pension funds;

(4) Termoparaíba and Termonordeste Thermoelectric Facilities;

(5) CPFL Energia owns a 58.8% indirect interest in CPFL Renováveis through CPFL Geração.

12) PERFORMANCE OF THE BUSINESS SEGMENTS

12.1) Distribution Segment

12.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenue (IFRS)(1)	3,679,546	4,251,575	-13.5%	11,206,692	12,554,757	-10.7%
Adjusted Gross Operating Revenue(1)	3,835,741	4,164,160	-7.9%	11,389,051	12,220,065	-6.8%
Net Operating Revenue (IFRS)(1)	2,641,301	2,782,230	-5.1%	7,900,538	8,029,811	-1.6%
Adjusted Net Operating Revenue(1)	2,800,723	2,702,162	3.6%	8,107,604	7,747,013	4.7%
Cost of Electric Power	(1,662,628)	(1,884,604)	-11.8%	(4,938,438)	(5,385,058)	-8.3%
Operating Costs & Expenses	(633,741)	(893,265)	-29.1%	(2,391,925)	(2,336,196)	2.4%
EBIT	577,221	394,861	46.2%	1,320,291	1,290,108	2.3%
EBITDA (IFRS)(2)	683,784	503,872	35.7%	1,645,832	1,594,361	3.2%
Adjusted EBITDA(3)	501,621	643,117	-22.0%	1,697,972	1,822,708	-6.8%
Financial Income (Expense)	(93,091)	19,863		(390,932)	(73,979)	428.4%
Income Before Taxes	484,130	414,724	16.7%	929,359	1,216,128	-23.6%
Net Income (IFRS)	312,570	269,529	16.0%	609,703	809,094	-24.6%
Adjusted Net Income(4)	198,532	373,130	-46.8%	761,803	942,902	-19.2%

Notes:

(1)    Excludes Construction Revenue;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(3)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects;

(5)    The distributors’ financial performance tables are attached to this report in item 13.9.

Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 3,680 million, a reduction of 13.5% (R$ 572 million).

The downturn in gross operating revenue was mainly caused by the following factors:

•        Negative average tariff adjustment of -19.0% in the distribution companies, for the period between 3Q12 and 3Q13, in the amount of R$ 637 million due to the tariff reviews and readjustments and the effects of PM 579/2012 (converted into Law 12,783 in January 2013), through which ANEEL approved the result of the extraordinary tariff review ("RTE") of 2013, applied to the consumption as of January 24, 2013. The electric energy quotas of the generating plants that renewed their concession contracts were incorporated in this extraordinary review. The total of energy coming from these plants was divided into quotas for the distributors. The effects of extinctions of RGR and CCC, and the reductions of CDE and transmission costs were also computed;

•        Reduction of R$ 130 million in the gross revenue of TUSD from free customers;

•        Reduction of R$ 85 million in Suprimento de Energia Elétrica, mainly due to the reductions in the volume of electric energy traded in the short-term;

•        Others (R$ 5 million);

Partially offset by:

•        Resources from the CDE in the amount of R$ 146 million;

•        Increase of 3.0% in the sales volume to the captive market, in the amount of R$ 115 million (market + mix);

•        Increase of 54.0% (R$ 24 million) in Other Revenues.

Deductions from the gross operating revenue were R$ 1,038 million, representing a reduction of 29.3% (R$ 431 million), due to the following reductions:

            (i)        of 100.0% in the CCC sector charge (R$ 130 million);

           (ii)        of 73.4% in the CDE sector charge (R$ 107 million);

          (iii)        of 11.9% in PIS and COFINS taxes (R$ 43 million);

         (iv)        of 16.9% in ICMS tax (R$ 128 million);

          (v)        of 23.3% (R$ 8 million) in the R&D and energy efficiency program; and

         (vi)        of 100.0% in the global reversal reserve – RGR (R$ 21 million).

These reductions were partially offset:

        (vii)        by the increase of 28.5% in Proinfa (R$ 6 million).

Net operating revenue (IFRS) reached R$ 2,641 million in 3Q13, representing a reduction of 5.1% (R$ 141 million).

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,663 million in 3Q13, representing a reduction of 11.8% (R$ 222 million):

•         The cost of electric power purchased for resale in 3Q13 was R$ 1,496 million, representing a reduction of 1.4% (R$ 21 million), due to the following effects:

          (i)        Resources from the CDE (cost reducer), in the amount of R$ 226 million, according to the Decree No. 7,945;

         (ii)        Reduction of 2.0% in the cost of energy purchased in the regulated environment (R$ 26 million), caused by the increase of 5.9% in the average purchase price, partially offset by the reduction of 7.4% (631 GWh) in the volume of purchased energy;

Partially offset by:

        (iii)        Increase of R$ 173 million in the cost of energy purchased in the short term, due to the increases of 650.3% in the volume of purchased energy (500 GWh) and of 622.4% in the average purchase price;

        (iv)        Increase of 17.4% in the cost of energy from Itaipu (R$ 52 million), mainly due to the 17.8% increase in the average purchase price;

         (v)        Increase of 7.5% in the PROINFA cost (R$ 4 million), due to the increase of 26.4% (54 GWh) in the volume of purchased energy, partially offset by the decrease of 15.0% in the average purchase price;

        (vi)        Reduction of 1.3% in PIS and COFINS tax credits (cost reducer), generated from the energy purchase (R$ 2 million).

•      Charges for the use of the transmission and distribution system reached R$ 166 million in 3Q13, a 54.7% reduction (R$ 201 million), due to the following factors:

            (i)        Resources from the CDE (cost reducer), in the amount of R$ 132 million, according to the Decree No. 7,945;

           (ii)        Reduction of 51.4% in the basic network charges (R$ 143 million), mainly due to the reductions of 51.9% in CPFL Paulista (R$ 72 million), of 51.2% in CPFL Piratininga (R$ 35 million) and of 47.8% in RGE (R$ 25 million), due to the effects of PM 579/2012 (converted into Law 12,783 in January 2013), through which there was a reduction of transmission costs;

          (iii)        Reduction of 64.7% in Itaipu charges (R$ 16 million);

         (iv)        Reduction of 45.2% in the connections charges (R$ 9 million);

          (v)        Reduction of 40.0% in the charges for the use of the distribution system (R$ 3 million);

         (vi)        Reduction of R$ 45 million in the energy reserve charges, from a cost of R$ 42 million in 3Q12 to a revenue of R$ 3 million in 3Q13;

Partially offset by:

        (vii)        Increase of 375.8% in the system service usage charges – ESS (R$ 126 million), mainly due to the increases of R$ 70 million in CPFL Paulista, R$ 25 million in CPFL Piratininga and of R$ 20 million in RGE;

       (viii)        Reduction of 54.7% in PIS and Cofins tax credits (cost reducer), generated from the charges (R$ 21 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 634 million in 3Q13, registering a reduction of 29.1% (R$ 260 million), due to the following factors:

•         Reduction of 40.5% (R$ 158 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 232 million in 3Q13, has its counterpart in the “operating revenue”;

•         Depreciation and Amortization, which represented a net reduction of 2.2% (R$ 2 million);

•         The PMSO item, that reached R$ 285 million in 3Q13, compared to R$ 385 million in 3Q12, registering a reduction of 26,0% (R$ 100 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 3Q12):

            (i)        Non-recurring  revenue related to the sale of assets (buildings and vehicles) in 3Q13 (R$ 47.3 million);

           (ii)        Non-recurring  expense in 3Q12 due to the change in the estimate for the provision for doubtful debts, in the 8 distribution companies (R$ 53.7 million);

          (iii)        Non-recurring  increase of 3Q12 in the other operating expenses regarding the assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 6 distribution companies (CPFL Piratininga, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Santa Cruz) (R$ 16.5 million);

Excluding these effects, PMSO for 3Q13 would have totaled R$ 332 million, compared to R$ 316 million in 3Q12, an increase of 5.2% (R$ 16 million).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

            (i)        Personnel expenses, which reported a net increase of 3.2% (R$ 4 million);

           (ii)        Other operating costs/expenses, which registered an increase of 44.4% (R$ 29 million), mainly due to the assets write-off (R$ 16 million);

Partially offset by:

          (iii)        Materials expenses, which reported a reduction of 20.2% (R$ 4 million), mainly due to the reduction in lines and grids maintenance in CPFL Paulista (R$ 3 million);

         (iv)        Out-sourced services expenses, which registered a reduction of 11.9% (R$ 13 million):

✓  In CPFL Paulista (R$ 8 million), mainly due to the reduction in the expenses with warning notices, disconnection and reconnection, and call center;

✓  In CPFL Piratininga (R$ 2 million), mainly due to the reduction in the expenses with warning notices, disconnection and reconnection, hardware/software maintenance and call center;

✓  In RGE (R$ 1 million), mainly due to the reduction in the expenses with logistic operator, lines, grids and substations maintenance and call center.

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a net payable of R$ 135 million in 3Q13, mainly due to the resources from the CDE in the amount of R$ 167 million for CPFL Piratininga related to previous periods, and a net receivable of R$ 85 million in 3Q12 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

EBITDA

EBITDA (IFRS) reached R$ 684 million in 3Q13, registering an increase of 35.7% (R$ 180 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the Adjusted EBITDA would have totaled R$ 502 million in 3Q13 compared to R$ 643 million in 3Q12, a reduction of 22.0% (R$ 141 million). This impact reflects the implementation of the 3rd Cycle of Tariff Review for all our distribution companies.

Financial Result

The 3Q13 net financial expense was R$ 93 million, compared to the net financial revenue of R$ 20 million in 3Q12 (R$ 113 million).

The items explaining these changes are as follows:

  (i)       Financial Revenues: reduction of 39.2% (R$ 71 million), from R$ 182 million in 3Q12 to R$ 111 million in 3Q13, mainly due to the following factors:

✓  Reduction in the Financial Revenue in the Distribution Companies due to the adjustment for distibutors’ financial asset (R$ 69 million) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa);

✓  Reduction in the accruals and delinquent fines (R$ 6 million);

✓  Reduction in the judicial deposits update (R$ 3 million);

✓  Reduction in the monetary and foreign exchange update (R$ 10 million);

✓  Reduction in the other financial revenues (R$ 9 million), mainly due to the non-  recurring financial revenue of 3Q12 from the decision in favor of CPFL Piratininga in a tariff increase process (R$ 7.0 million);

Partially offset by:

✓  Increase in the income from financial investments (R$ 24 million) due to the higher cash balance.

 (ii)       Financial Expenses: increase of R$ 42 million, from R$ 162 million in 3Q12 to R$ 204 million in 3Q13, mainly due to the following factors:

✓  Increase in the Financial Expense in the Distribution Companies due to the adjustment for distributors’ financial asset (R$ 17 million) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa);

✓  Increase in the debt charges and in the monetary and foreign exchange update (R$ 39 million);

✓  Others (R$ 7 million);

Partially offset by:

✓  Non-recurring  financial expense of 3Q12 at CPFL Paulista regarding the interests and penalties on payments related to the incorporation of networks (R$ 20.1 million);

✓  Non-recurring  financial expense of 3Q12 regarding the assets write-off related to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 6 distribution companies (CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) (R$ 1,0 million).

Net Income

Net income (IFRS) in 3Q13 was R$ 313 million, registering an increase of 16.0% (R$ 43 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the Adjusted Net Income would have totaled R$ 199 million in 3Q13, compared to R$ 373 million in 3Q12, a reduction of 46.8% (R$ 175 million). This impact reflects the implementation of the 3rd Cycle of Tariff Review for all our distribution companies.

12.1.2) 3rd Periodic Tariff Review Cycle

Tariff Reviews
Distribution Company	Period	Date of Tariff Review
CPFL Piratininga	Each 4 years	October 2011(1)
CPFL Santa Cruz	Each 4 years	February 2012(2)
CPFL Leste Paulista	Each 4 years	February 2012(2)
CPFL Jaguari	Each 4 years	February 2012(2)
CPFL Sul Paulista	Each 4 years	February 2012(2)
CPFL Mococa	Each 4 years	February 2012(2)
CPFL Paulista	Each 5 years	April 2013
RGE	Each 5 years	June 2013

Notes:

(1) Date postponed by Aneel, through the Ratifying Resolution No. 1,223 of October 18, 2011;

(2) Dates postponed by Aneel, through the Ratifying Resolutions Nos. 1,253, 1,254, 1,255, 1,256 and 1,258, of January 31, 2012.

CPFL Piratininga

Aneel Ratifying Resolution No. 1,223 of October 18, 2011 postponed the effective date of CPFL Piratininga tariffs, until the conclusion of the Public Hearing PH040, for the definition of the methodology to be used in the 3rd Tariff Review Cycle.

Aneel Ratifying Resolution No. 1,364 of October 2, 2012 repositioned electric energy tariffs of CPFL Piratininga by -5.43%, being -4.45% related to the Tariff Repositioning and -0.98% as financial components outside the Tariff Repositioning, corresponding to an average effect of -6.78% on consumer billings. The new tariffs came into force on October 23, 2012, with the new tariff adjustment, as mentioned in the item “12.1.3”.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On December 20, 2011, due to the late approval of the methodologies for the 3rd Tariff Review Cycle, and through Normative Resolution No. 471, Aneel has provided an extension of the current tariffs to concessionaires that would be subject to tariff review, and established that the resulting effects from tariff review should be applied to tariffs from the date of the next tariff adjustment (February 2013 to these distributors), including retroactive effects. In the case of CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, Ratifying Resolutions Nos. 1,253, 1,254, 1,255, 1,256 and 1,258, of January 31, 2012, granted the extension of tariffs then prevailing.

On December 11, 2012, Aneel repositioned electric energy tariffs of these distribution companies, as shown in the table below:

Periodic Tariff Review (RTP)	CPFL Jaguari	CPFL Leste Paulista	CPFL Mococa	CPFL Santa Cruz	CPFL Sul Paulista
	RR 1393/2012	RR 1394/2012	RR 1392/2012	RR 1391/2012	RR 1390/2012
Tariff repositioning	-7.15%	-2.20%	7.20%	4.36%	-4.41%
Financial components	0.05%	2.28%	1.80%	3.74%	0.69%
Average effect	-7.10%	0.08%	9.00%	8.10%	-3.72%
Effect on consumer billings	-7.33%	-1.25%	6.34%	-4.66%	-5.02%

CPFL Paulista

Aneel Ratifying Resolution No. 1,504 of April 4, 2013 readjusted electric energy tariffs of CPFL Paulista by 5.48%, being 4.53% related to the Tariff Readjustment and 0.95% as financial components outside the Tariff Readjustment, corresponding to an average effect of 6.18% on consumer billings. The new tariffs came into force on April 8, 2013.

RGE

Aneel Ratifying Resolution No. 1,535 of June18, 2013 readjusted electric energy tariffs of RGE by  -10.32%, being -10.66% related to the Tariff Readjustment and 0.34% as financial components outside the Tariff Readjustment, corresponding to an average effect of -10.64% on consumer billings. The new tariffs came into force on June 19, 2013.

12.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

CPFL Piratininga

Aneel Ratifying Resolution No. 1,638 of October 22, 2013 readjusted electric energy tariffs of CPFL Piratininga by 7.42%, being 9.69% related to the Tariff Readjustment and -2.27% as financial components outside the Tariff Readjustment, corresponding to an average effect of 6.91% on consumer billings. The calculation took into account the change in the Tariff Readjustment referring to 2012, from 8.79% to 8.08%. The new tariffs came into force on October 23, 2013.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On January 29, 2013, Aneel published in the Federal Official Gazette, the 2013 Annual Tariff Readjustment Indexes for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below.

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1.474	1.484	1.475	1.479	1.476
Economic Adjustment	-1.83%	6.98%	10.76%	7.96%	12.15%
Financial components	8.83%	-4.71%	-8.06%	-1.47%	-2.82%
Tariff adjustment	7.00%	2.27%	2.71%	6.48%	9.32%
Average effect	5.10%	2.21%	2.68%	3.36%	-0.94%

These adjustments were applied to the tariffs set in Extraordinary Tariff Review mentioned in the item "12.1.4." The new tariffs came into force on February 3, 2013.

12.1.4) Extraordinary Tariff Review

As established by Law No. 12,783/2013, all distribution companies have adopted new electric energy tariffs from January 24, 2013, in order to comprise the effects promoted by the renewal of concessions for generation and transmission assets and the reduction of sector charges over energy prices.

The extraordinary tariff reviews are stated per distributor in the following table:

Extraordinary Tariff Review (RTE)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Economic Adjustment	-12.0%	-15.3%	-7.6%	-18.4%	-25.4%	-17.2%	-6.8%	-11.3%
Financial components	0.7%	-0.5%	1.8%	0.0%	0.1%	2.3%	3.7%	1.1%
Tariff adjustment	-11.4%	-15.8%	-5.8%	-18.4%	-25.4%	-14.9%	-3.1%	-10.2%
Average effect	-22.8%	-20.4%	-24.4%	-23.8%	-25.3%	-26.4%	-23.7%	-26.7%

12.1.5) Operating Performance of the Distribution Segment

The Group continues its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year

Annualized DEC and FEC (3Q12)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	7.29	5.17	14.01	6.53	9.47	5.28	9.56	4.87
FEC	5.44	4.19	8.52	6.42	6.58	4.62	6.60	4.27

Annualized DEC and FEC (3Q13)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	7.24	7.20	16.37	6.55	7.61	5.62	10.46	5.73
FEC	4.97	4.39	9.42	6.47	5.85	5.22	8.66	6.10

12.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenue	514,794	626,537	17.8%	1,759,909	1,620,912	8.6%
Net Operating Revenue	452,952	554,426	-18.3%	1,555,701	1,430,606	8.7%
EBITDA (IFRS)(1)	15,374	77,043	-80.0%	32,123	214,779	-85.0%
Net Income (IFRS)	10,706	39,744	-73.1%	24,024	95,184	-74.8%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Operating Revenue

In 3Q13, gross operating revenue reached R$ 515 million, representing a decrease of 17.8% (R$ 112 million), while net operating revenue down by 18.3% (R$ 101 million) to R$ 453 million.

EBITDA

In 3Q13, EBITDA totaled R$ 15 million, a decrease of R$ 62 million.

Net Income

In 3Q13, net income amounted to R$ 11 million, a decrease of R$ 29 million.

12.3) Conventional Generation Segment

12.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (Pro-forma - R$ Thousands)
	3T13	3T12	Var.	9M13	9M12	Var.
Gross Operating Revenue	457,249	380,519	20.2%	1,404,483	1,154,841	21.6%
Net Operating Revenue	425,654	356,007	19.6%	1,305,257	1,081,624	20.7%
Cost of Electric Power	(40,586)	(26,052)	55.8%	(222,225)	(81,600)	172.3%
Operating Costs & Expenses	(134,834)	(101,683)	32.6%	(438,705)	(313,742)	39.8%
EBIT	250,234	228,272	9.6%	644,327	686,281	-6.1%
EBITDA (IFRS + Generation Proportional Consolidation)(1)	314,339	294,565	6.7%	834,010	901,705	-7.5%
Adjusted EBITDA(2)	322,371	293,647	9.8%	925,977	613,144	51.0%
Financial Income (Expense)	(121,252)	(98,088)	23.6%	(330,431)	(302,412)	9.3%
Income Before Taxes	128,982	130,184	-0.9%	313,896	383,869	-18.2%
Net Income (IFRS + Generation Proportional Consolidation)	85,091	87,083	-2.3%	216,683	260,064	-16.7%
Adjusted Net Income(3)	95,822	87,083	10.0%	277,355	359,036	-22.8%

Notes:

(1)    EBITDA (IFRS + Generation Proportional Consolidation) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination;

(2)    Adjusted EBITDA excludes the non-recurring effects;

(3)    Adjusted Net Income excludes the non-recurring effects.

Operating Revenue

In 3Q13, gross operating revenue reached R$ 457 million, representing an increase of 20.2% (R$ 77 million), while net operating revenue moved up by 19.6% (R$ 70 million) to R$ 426 million.

The variation in the net operating revenue is mainly due to the following factors:

       (i)        Increase in the revenue from EPASA, in the amount of R$ 33 million, due to the following:

✓  Thermal dispatch determined by ONS (R$ 29 million);

✓  Financial settlement based on spot prices (PLD) related to the sale of energy to cover contractual obligations (R$ 4 million).

    (ii)        Increase in the revenue arising from CPFL Geração, in the amount of R$ 14 million, as a result of readjustment in the price of contracts.

   (iii)        Price readjustment of contracts and higher secondary energy settlement in comparison to 3Q12 in the amount of R$ 30 million in Ceran, Foz do Chapecó and Jaguari Geração.

Cost of Electric Power

In 3Q13, the cost of electric power increased 55.8% (R$ 15 million) to R$ 41 million, mainly due to the following factors:

       (i)        Increase of R$ 22 million in 3Q13 in the cost of electric power purchased for resale due to a lower power generation inside the MRE (GSF);

Partially compensated by:

    (ii)        Reversal of provision for ESS - Safety Reasons (non-recurring), in the amount of R$ 8 million, due to the apportionment among agents during the period of thermoelectric dispatch out of merit order, as determined by CMSE (Electric Sector Monitoring Commitee) - Resolution CNPE 03/2013.

Operating Costs and Expenses

The operating costs and expenses reached R$ 135 million in 3Q13, compared to R$ 102 million in 3Q12, an increase of 32.6% (R$ 33 million), mainly due to the following factors:

  (i)   The PMSO item reached R$ 71 million, an increase of R$ 34 million, mainly due to the following factors (that need to be excluded for comparison purposes with 3Q12):

✓  Additional expenses of material relating to the purchase of fuel oil by EPASA, due to the dispatch of the thermoelectric facilities (R$ 28 million);

✓  In CPFL Geração (R$ 4.4 million), mainly related to higher expenses with CFURH (Financial Compensation for the Usage of Hydric Resources) due to the higher volume of generated energy.

Disregarding these effects, PMSO for 3Q13 would have totaled R$ 39 million, compared to R$ 36 million in 3Q12, an increase of 8.3% (R$ 3 million).

 (ii)   The Depreciation and Amortization item reached R$ 64 million, a reduction of 3.3% (R$ 2 million), compared to 3Q12 (R$ 66 million).

EBITDA

In 3Q13, EBITDA (IFRS + Generation Proportional Consolidation) was R$ 314 million, a increase of 6.7% (R$ 20 million), compared to R$ 295 million in 3Q12.  In 3Q13, Adjusted EBITDA was R$ 322 million, an increase of 9.8% (R$ 29 million), compared to R$ 294 million in 3Q12.

Financial Result

In 3Q13, net financial result was an expense of R$ 121 million, representing an increase of 23.6% (R$ 23 million) compared to 3Q12. Regarding this variation, the Financial Expenses moved from R$ 108 million in 3Q12 to R$ 136 million in 3Q13 (R$ 27 million increase), while the Financial Revenues moved from R$ 10 million in 3Q12 to R$ 14 million in 3Q13 (R$ 4 million increase).

Net Income

In 3Q13, net income (IFRS + Generation Proportional Consolidation) was R$ 85 million, compared to R$ 87 million in 3Q12, a reduction of 2.3% (R$ 2 million). In 3Q13, Adjusted Net Income was R$ 96 million, compared to R$ 87 million in 3Q12, an increase of 10.0% (R$ 9 million).

12.4) CPFL Renováveis

12.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenues (IFRS)	286,517	259,448	10.4%	730,261	564,098	29.5%
Net Operating Revenues	268,801	242,940	10.6%	684,494	528,743	29.5%
Cost of Electric Power	(75,549)	(26,261)	187.7%	(164,053)	(73,803)	122.3%
Operating Costs & Expenses	(134,490)	(142,521)	-5.6%	(394,987)	(316,914)	24.6%
EBIT	58,761	74,159	-20.8%	125,453	138,025	-9.1%
EBITDA (IFRS)(1)	148,537	167,458	-11.3%	387,533	338,855	14.4%
Adjusted EBITDA(2)	194,837	167,458	16.3%	445,879	338,855	31.6%
Financial Income (Expense)	(68,932)	(68,530)	0.6%	(197,938)	(127,982)	54.7%
Income Before Taxes	(10,171)	5,628		(72,485)	10,043
Net Income (IFRS)	(16,006)	2,914		(82,804)	8,415
Adjusted Net Income(2)	30,659	2,914	952.2%	(24,093)	8,415

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

(2)    IFRS - Non-recurring

Comments to CPFL Renováveis’ Financial Statements

In 3Q13, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described bellow. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

     (i)       The acquisitions of biomass cogeneration of Ester Thermal Power Plant (40 MW) in October 2012;

    (ii)       Inauguration of Tanquinho Solar Plant (1.1 MW) in November 2012;

   (iii)       The beginning of operations of Salto Góes Small Hydroelectric Power Plant (20 MW) in December 2012;

   (iv)       The beginning of operations of Coopcana biomass Thermal Power Plant (50MW) in August 2013;

    (v)       The beginning of operations of Campo dos Ventos II Wind farms (30MW) in September 2013; and

   (vi)       The beginning of the revenues by availability of Complexo Atlântica wind farms (120 MW) since September 2013.

Operating Revenue

In 3Q13, gross operating revenue reached R$ 287 million, representing an increase of 10.4% (R$ 27 million), while net operating revenue moved up by 10.6% (R$ 26 million) to R$ 268 million.

Cost of Electric Power

In 3Q13, the cost of electric power increased 187.7% (R$ 49 million) to R$ 76 million, caused mainly by the purchase energy for Alvorada TPP and Coopcana TPP and Atlantica Complex Wind Farms, from CPFL Renováveis, to meet their contractual obligations in the power purchase agreements (R$ 52 million) – Non-recurring.

As well as a positive non-recurring effect of R$ 5 million in CPFL Renováveis concerning the Services of the System Charges (ESS) provision reversion intended exclusively to reimburse the thermoelectric generators. The provision was made on the basis of CNPE Resolution 03, of 03/06/2013, which stipulated that as of 04/01/2013 the costs of the dispatch out of the order of merit should be split among market agents, including generators. That collection would be made through the ESS, but this matter is being disputed in court. The risk of loss of that contingency was considered as remote and thus the amounts associated to such risk were reversed

Operating Costs and Expenses

In 3Q13, operating costs and expenses reached R$ 134 million, a decrease of R$ 8 million, as follows:

    (i)        Additional PMSO, in the amount of R$ 5 million;

   (ii)        Lower Depreciation and Amortization, in the amount of R$ 4 million, a reduction of 3.8% due to  the adequacy of the rates, in 2012 certain subsidiaries were using rates defined by  ANEEL or taxes rate and in 2013 the subsidiaries  are using the rate according to the period of authorization / grant, partially offset by the effect of the companies that started operations;

EBITDA

In 3Q13, EBITDA (IFRS) was R$ 149 million, a decrease of 11.3% (R$ 19 million).

Excluding the non-recurring effects, the Adjusted EBITDA would have totaled R$ 195 million in 3Q13 compared to R$ 167 million in 3Q12, an increase of R$ 27 million.

Financial Result

In 3Q13, the net financial expense was R$ 69 million, in line with a net financial expense of R$ 69 million in 3Q12, mainly due to the additional financial expense (R$ 1 million) and the reduction in the financial revenue (R$ 1 million).

Net Income

In 3Q13, net loss (IFRS) was R$ 16 million, compared to a net income of R$ 3 million in 3Q12.

Excluding the non-recurring effects, the Adjusted Net Income would have totaled R$ 31 million in 3Q13 compared to R$ 3 million in 3Q12, an increase of R$ 28 million.

12.4.2) Status of Generation Projects

On the date of this report, the portfolio of projects of CPFL Renováveis totaled 1,283 MW of operating installed capacity and 452 MW of capacity under construction. The operational power plants comprises 35 Small Hydroelectric Power Plants – SHPPs (327 MW), 16 Wind Farms (586 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 17 Wind Farms (452 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,818 MW, representing a total portfolio of 5,553 MW.

The table below illustrates the overall portfolio of assets in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - portfolio
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	327	586	370	1	1,283
Under construction	-	452	-	-	452
Under development	626	3,192	-	-	3,818
TOTAL	953	4,230	370	1	5,553

Coopcana Thermoelectric Power Plant – Operating

Coopcana Thermoelectric Power Plant, located at São Carlos do Ivaí-PR, went into commercial operation on August 28, 2013. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Campo dos Ventos II Wind Farm – Operating

Campo dos Ventos II Wind Farm, located at Rio Grande do Norte State, went into commercial operation on September 27, 2013. The installed capacity is of 30 MW and the physical guarantee is of 15 average-MW. The energy was sold in the 3rd Reserve Energy Auction held in August 2010 (price: R$ 142.50/MWh – December 2012).

Alvorada Thermoelectric Power Plant – Operating

Alvorada Biomass Thermoelectric Power Plant, located at Araporã-MG, went into commercial operation on November 11, 2013. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Atlântica Wind Farms

Atlântica Complex Wind Farms (Atlântica I, II, IV and V), located at Rio Grande do Sul State, are under construction. Start-up is scheduled for 4Q13. The installed capacity is of 120 MW and the physical guarantee is of 52.7 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 154.80/MWh – December 2012).

Macacos I Wind Farms

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, are under construction. Start-up is scheduled for 4Q13. The installed capacity is of 78.2 MW and the physical guarantee is of 37.5 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 152.60/MWh – December 2012).

Campo dos Ventos Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V), located at Rio Grande do Norte State, are under construction. Start-up is scheduled for 1Q16. The installed capacity is of 82 MW and the physical guarantee is of 40.2 average-MW.

São Benedito Wind Farms

São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction. Start-up is scheduled for 2Q16. The installed capacity is of 172 MW and the physical guarantee is of 89.0 average-MW.

13) ATTACHMENTS

13.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	09/30/2013	12/31/2012	09/30/2012

CURRENT
Cash and Cash Equivalents	5,405,508	2,435,034	2,605,876
Consumers, Concessionaries and Licensees	1,973,948	2,205,024	2,024,793
Dividend and Interest on Equity	31,701	55,033	12,459
Financial Investments	24,618	6,100	39,664
Recoverable Taxes	282,832	250,987	259,671
Derivatives	422	870	7,852
Materials and Supplies	22,520	36,826	42,611
Leases	10,509	9,740	6,687
Concession Financial Assets	-	34,444	-
Other Credits	751,542	510,880	479,443
TOTAL CURRENT	8,503,599	5,544,938	5,479,057

NON-CURRENT
Consumers, Concessionaries and Licensees	139,927	161,658	168,912
Affiliates, Subsidiaries and Parent Company	86,872	-	-
Judicial Deposits	1,068,320	1,125,339	1,198,530
Recoverable Taxes	179,321	206,653	197,785
Derivatives	351,156	486,438	442,144
Deferred Taxes	1,169,907	1,257,787	1,231,388
Leases	35,979	31,703	35,087
Concession Financial Assets	2,641,748	2,342,796	2,157,240
Investments at Cost	116,654	116,654	116,654
Other Credits	313,559	343,814	353,883
Investments	1,053,255	1,022,126	1,020,548
Property, Plant and Equipment	7,646,624	7,104,060	6,908,664
Intangible	8,820,227	9,180,312	9,183,831
TOTAL NON-CURRENT	23,623,550	23,379,341	23,014,664

TOTAL ASSETS	32,127,149	28,924,279	28,493,721

13.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2013	12/31/2012	09/30/2012

CURRENT
Suppliers	1,572,526	1,689,137	1,466,077
Accrued Interest on Debts	133,739	138,293	140,698
Accrued Interest on Debentures	216,656	94,825	168,634
Loans and Financing	1,920,313	1,419,034	1,291,560
Debentures	311,107	310,149	522,738
Employee Pension Plans	53,804	51,675	46,187
Regulatory Charges	33,329	110,776	119,708
Taxes, Fees and Contributions	316,795	430,472	448,202
Dividend and Interest on Equity	382,121	26,542	22,625
Accrued Liabilities	99,900	71,725	95,234
Derivatives	-	109	-
Public Utilities	3,612	3,443	3,384
Other Accounts Payable	702,648	623,267	588,848
TOTAL CURRENT	5,746,552	4,969,447	4,913,893

NON-CURRENT
Suppliers	-	4,467	5,818
Accrued Interest on Debts	31,993	62,271	56,566
Accrued Interest on Debentures	28,736	-	-
Loans and Financing	7,346,481	7,658,196	7,073,288
Debentures	8,282,484	5,790,263	6,136,225
Employee Pension Plans	321,474	831,184	275,293
Deferred Taxes	1,128,575	1,155,733	1,232,440
Reserve for Tax, Civil and Labor Risks	498,888	349,094	320,501
Derivatives	1,407	336	-
Public Utilities	77,677	76,371	75,907
Other Accounts Payable	143,714	135,788	126,582
TOTAL NON-CURRENT	17,861,429	16,063,703	15,302,620

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	288,412	228,322	226,951
Legal Reserve	556,481	556,481	495,185
Reserve of Retained Earnings for Investment	-	326,899	-
Statutory Reserve - Concession Financial Assets	248,440	-	-
Dividends	-	455,906	-
Other Comprehensive Income	504,268	19,695	947,201
Retained Earnings	372,449	-	304,731
	6,763,473	6,380,728	6,767,492
Non-Controlling Shareholders' Interest	1,755,694	1,510,401	1,509,714
TOTAL SHAREHOLDERS' EQUITY	8,519,168	7,891,129	8,277,207

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	32,127,149	28,924,279	28,493,721

13.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated - IFRS
	3Q13	3Q12	Variation	9M13	9M12	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,411,351	3,941,388	-13.45%	10,405,400	11,734,693	-11.33%
Electricity Sales to Distributors	577,403	587,116	-1.65%	1,870,595	1,425,995	31.18%
Revenue from building the infrastructure	235,266	390,499	-39.75%	753,092	981,550	-23.28%
Other Operating Revenues(1)	493,680	443,835	11.23%	1,431,894	1,285,242	11.41%
	4,717,699	5,362,839	-12.03%	14,460,982	15,427,479	-6.26%

DEDUCTIONS FROM OPERATING REVENUES	(1,115,584)	(1,537,442)	-27.44%	(3,545,098)	(4,706,732)	-24.68%
NET OPERATING REVENUES	3,602,115	3,825,397	-5.84%	10,915,884	10,720,747	1.82%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,774,160)	(1,668,331)	6.34%	(5,508,908)	(4,793,430)	14.93%
Electricity Network Usage Charges	(174,440)	(380,756)	-54.19%	(493,456)	(1,049,929)	-53.00%
	(1,948,600)	(2,049,087)	-4.90%	(6,002,363)	(5,843,360)	2.72%
OPERATING COSTS AND EXPENSES
Personnel	(184,568)	(167,335)	10.30%	(548,591)	(493,713)	11.12%
Material	(24,718)	(24,829)	-0.44%	(79,278)	(66,722)	18.82%
Outsourced Services	(115,101)	(130,441)	-11.76%	(358,532)	(393,958)	-8.99%
Other Operating Costs/Expenses	(60,935)	(153,995)	-60.43%	(563,106)	(301,299)	86.89%
Cost of building the infrastructure	(235,266)	(390,499)	-39.75%	(753,092)	(981,550)	-23.28%
Employee Pension Plans	(10,302)	(8,336)	23.59%	(51,363)	(25,002)	105.43%
Depreciation and Amortization	(189,727)	(196,509)	-3.45%	(566,145)	(503,399)	12.46%
Amortization of Concession's Intangible	(73,525)	(75,039)	-2.02%	(222,946)	(209,118)	6.61%
	(894,143)	(1,146,982)	-22.04%	(3,143,053)	(2,974,761)	5.66%

EBITDA	1,064,636	937,472	13.56%	2,635,224	2,709,426	-2.74%

EBIT	759,371	629,329	20.66%	1,770,468	1,902,627	-6.95%

FINANCIAL INCOME (EXPENSE)
Financial Income	182,558	223,747	-18.41%	428,682	521,963	-17.87%
Financial Expenses	(424,219)	(344,161)	23.26%	(1,229,028)	(961,779)	27.79%
	(241,661)	(120,414)	100.69%	(800,345)	(439,816)	81.97%

EQUITY ACCOUNTING
Equity Accounting	42,012	36,596	14.80%	75,665	94,283	-19.75%
Assets Surplus Value Amortization	(929)	(324)	186.73%	(929)	(971)	-4.33%
	41,083	36,272	13.26%	74,736	93,312	-19.91%

INCOME BEFORE TAXES ON INCOME	558,793	545,186	2.50%	1,044,858	1,556,123	-32.86%

Social Contribution	(55,656)	(51,377)	8.33%	(113,079)	(145,908)	-22.50%
Income Tax	(148,192)	(137,351)	7.89%	(305,600)	(395,286)	-22.69%

NET INCOME	354,945	356,458	-0.42%	626,180	1,014,929	-38.30%
Controlling Shareholders' Interest	351,813	348,794	0.87%	636,489	990,678	-35.75%
Non-Controlling Shareholders' Interest	3,132	7,664	-59.14%	(10,309)	24,252

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

13.4) Income Statement – CPFL Energia (IFRS + Conventional Generation Consolidation)

(Pro forma - R$ thousands)

Consolidated - Pro forma
	3Q13	3Q12	Variation	9M13	9M12	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,411,351	3,941,388	-13.45%	10,405,400	11,734,693	-11.33%
Electricity Sales to Distributors	621,399	606,957	2.38%	2,026,087	1,506,638	34.48%
Revenue from building the infrastructure	235,266	390,499	-39.75%	753,092	981,550	-23.28%
Other Operating Revenues(1)	493,186	443,379	11.23%	1,430,600	1,284,108	11.41%
	4,761,201	5,382,223	-11.54%	14,615,179	15,506,988	-5.75%

DEDUCTIONS FROM OPERATING REVENUES	(1,117,770)	(1,537,570)	-27.30%	(3,554,581)	(4,707,897)	-24.50%
NET OPERATING REVENUES	3,643,431	3,844,654	-5.23%	11,060,598	10,799,091	2.42%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,624,116)	(1,524,471)	6.54%	(5,097,400)	(4,380,972)	16.35%
Electricity Network Usage Charges	(184,979)	(395,045)	-53.18%	(537,124)	(1,086,893)	-50.58%
	(1,809,095)	(1,919,516)	-5.75%	(5,634,524)	(5,467,866)	3.05%
OPERATING COSTS AND EXPENSES
Personnel	(188,440)	(169,647)	11.08%	(557,646)	(500,846)	11.34%
Material	(54,116)	(26,574)	103.64%	(193,683)	(71,543)	170.72%
Outsourced Services	(120,679)	(133,165)	-9.38%	(375,697)	(402,076)	-6.56%
Other Operating Costs/Expenses	(69,764)	(160,989)	-56.67%	(612,149)	(317,854)	92.59%
Cost of building the infrastructure	(235,266)	(390,499)	-39.75%	(753,092)	(981,550)	-23.28%
Employee Pension Plans	(10,302)	(8,334)	23.62%	(51,363)	(25,001)	105.45%
Depreciation and Amortization	(221,085)	(229,441)	-3.64%	(657,408)	(617,753)	6.42%
Amortization of Concession's Intangible	(74,454)	(75,363)	-1.21%	(223,875)	(210,089)	6.56%
	(974,106)	(1,194,011)	-18.42%	(3,424,912)	(3,126,711)	9.54%

EBITDA	1,155,769	1,035,931	11.57%	2,882,445	3,032,355	-4.94%

EBIT	860,230	731,127	17.66%	2,001,162	2,204,514	-9.22%

FINANCIAL INCOME (EXPENSE)
Financial Income	184,118	227,037	-18.90%	432,887	532,484	-18.70%
Financial Expenses	(464,296)	(394,315)	17.75%	(1,350,343)	(1,117,483)	20.84%
	(280,179)	(167,278)	67.49%	(917,456)	(584,999)	56.83%

INCOME BEFORE TAXES ON INCOME	580,052	563,849	2.87%	1,083,706	1,619,515	-33.08%

Social Contribution	(61,424)	(56,390)	8.93%	(123,598)	(163,197)	-24.26%
Income Tax	(163,682)	(151,001)	8.40%	(333,928)	(441,388)	-24.35%

NET INCOME	354,945	356,458	-0.42%	626,180	1,014,929	-38.30%
Controlling Shareholders' Interest	351,813	348,794	0.87%	636,486	990,678	-35.75%
Non-Controlling Shareholders' Interest	3,132	7,663	-59.13%	(10,309)	24,252

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

13.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	3Q13	Last 12M

Beginning Balance	5,419,584	2,605,876

Net Income Before Taxes	558,792	1,366,733

Depreciation and Amortization	263,252	1,056,795
Interest on Debts and Monetary and Foreign Exchange Restatements	386,921	1,240,494
Eletrobrás Accounts Receivable - Resources Provided by the CDE	(169,898)	(271,767)
Suppliers	(39,504)	100,628
Eletrobrás Advance - Resources Provided by the CDE	(147,134)	98,090
Interest on Debts Paid	(260,808)	(1,015,693)
Income Tax and Social Contribution Paid	(100,617)	(622,979)
Others	(179,391)	270,133
	(247,179)	855,701

Total Operating Activities	311,613	2,222,434

Investment Activities
Acquisition of Equity Interest, Net of Cash Acquired	-	(55,437)
Acquisition of Property, Plant and Equipment, and Intangibles	(330,987)	(1,894,201)
Others	36,072	(17,159)
Total Investment Activities	(294,915)	(1,966,797)

Financing Activities
Subsidiary Stock Public Offering	329,828	329,828
Loans and Debentures	1,621,440	6,275,693
Principal Amortization of Loans and Debentures, Net of Derivatives	(1,981,904)	(3,593,270)
Dividend and Interest on Equity Paid	(138)	(468,256)
Others	-	-
Total Financing Activities	(30,774)	2,543,995

Cash Flow Generation	(14,076)	2,799,632

Ending Balance - 09/30/2013	5,405,508	5,405,508

13.6) Income Statement – Segment of Conventional Generation

(Pro-forma, R$ thousands)

Conventional Generation
	3Q13	3Q12	Var %	9M13	9M12	Var %
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	456,595	379,858	20.20%	1,399,963	1,152,572	21.5%
Other Operating Revenues	655	661	-0.91%	4,520	2,268	99.2%
	457,249	380,519	20.16%	1,404,483	1,154,841	21.6%

DEDUCTIONS FROM OPERATING REVENUES	(31,596)	(24,511)	28.90%	(99,225)	(73,217)	35.5%
NET OPERATING REVENUES	425,654	356,007	19.56%	1,305,257	1,081,624	20.7%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(29,117)	(7,465)	290.1%	(166,335)	(31,894)	421.5%
Eletricity Network Usage Charges	(11,468)	(18,587)	-38.3%	(55,890)	(49,707)	12.4%
	(40,586)	(26,052)	55.8%	(222,225)	(81,600)	172.3%
OPERATING COSTS AND EXPENSES
Personnel	(11,175)	(9,499)	17.6%	(31,408)	(28,488)	10.3%
Material	(29,798)	(2,245)	1227.2%	(115,766)	(5,977)	1837.0%
Outsourced Services	(10,083)	(8,599)	17.3%	(28,756)	(22,765)	26.3%
Other Operating Costs/Expenses	(19,648)	(15,965)	23.1%	(72,299)	(43,831)	64.9%
Employee Pension Plans	(23)	919		(458)	2,756
Depreciation and Amortization	(59,896)	(61,701)	-2.9%	(177,058)	(201,647)	-12.2%
Amortization of Concession's Intangible	(4,208)	(4,592)	-8.4%	(12,625)	(13,777)	-8.4%
Provision for Doubtful Debt - PDD	(3)	-	0.0%	(334)	(14)	2317.0%
	(134,834)	(101,683)	32.6%	(438,705)	(313,728)	39.8%

EBITDA	314,339	294,565	6.7%	834,010	901,719	-7.5%

EBIT	250,234	228,272	9.6%	644,327	686,295	-6.1%

FINANCIAL INCOME (EXPENSE)
Financial Income	14,403	10,377	38.8%	30,985	33,187	-6.6%
Financial Expenses	(135,655)	(108,465)	25.1%	(361,416)	(335,599)	7.7%
Interest on Equity	-	-
	(121,252)	(98,088)	23.6%	(330,431)	(302,412)	9.3%

EQUITY ACCOUNTING	-	-	-	-	-	-

INCOME BEFORE TAXES ON INCOME	128,982	130,184	-0.9%	313,896	383,883	-18.2%

Social Contribution	(11,730)	(11,521)	1.8%	(25,952)	(33,349)	-22.2%
Income Tax	(32,161)	(31,580)	1.8%	(71,261)	(90,457)	-21.2%

NET INCOME/LOSS	85,091	87,083	-2.3%	216,683	260,078	-16.7%
Controlling Shareholders' Interest	75,223	80,487	-6.5%	195,606	238,928	-18.1%
Non-Controlling Shareholders' Interest	9,868	6,596	49.6%	21,078	21,136	-0.3%

13.7) Income Statement – CPFL Renováveis

(Pro-forma, R$ thousands)

Consolidated
	3Q13	3Q12	Variation	9M13	9M12	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	286,477	259,409	10.43%	729,375	563,761	29.38%
Other Operating Revenues	40	40	0.85%	886	338	162.57%
	286,517	259,448	10.43%	730,261	564,098	29.46%

DEDUCTIONS FROM OPERATING REVENUES	(17,716)	(16,508)	7.32%	(45,767)	(35,355)	29.45%
NET OPERATING REVENUES	268,801	242,940	10.65%	684,494	528,743	29.46%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(70,318)	(16,390)	329.03%	(134,122)	(52,967)	153.22%
Eletricity Network Usage Charges	(5,231)	(9,871)	-47.00%	(29,931)	(20,837)	43.65%
	(75,549)	(26,261)	187.69%	(164,053)	(73,803)	122.28%
OPERATING COSTS AND EXPENSES
Personnel	(16,664)	(10,526)	58.31%	(50,205)	(26,879)	86.78%
Material	(3,369)	(2,859)	17.84%	(8,359)	(4,047)	106.53%
Outsourced Services	(18,711)	(26,639)	-29.76%	(53,916)	(67,992)	-20.70%
Other Operating Costs/Expenses	(5,972)	(9,198)	-35.07%	(20,428)	(17,167)	18.99%
Employee Pension Plans	-	-	0.00%	-	-	0.00%
Depreciation and Amortization	(57,806)	(61,687)	-6.29%	(165,659)	(121,993)	35.79%
Amortization of Concession's Intangible	(31,969)	(31,612)	1.13%	(96,421)	(78,837)	22.30%
	(134,490)	(142,521)	-5.63%	(394,987)	(316,914)	24.64%

EBITDA	148,537	167,458	-11.30%	387,533	338,855	14.37%

EBIT	58,761	74,159	-20.76%	125,453	138,025	-9.11%

FINANCIAL INCOME (EXPENSE)
Financial Income	15,415	14,608	5.53%	34,132	41,446	-17.65%
Financial Expenses	(84,347)	(83,138)	1.45%	(232,070)	(169,428)	36.97%
Interest on Equity	-	-	-	-	-	-
	(68,932)	(68,530)	0.59%	(197,938)	(127,982)	54.66%

INCOME BEFORE TAXES ON INCOME	(10,171)	5,628		(72,485)	10,043

Social Contribution	(3,332)	(1,905)	74.93%	(5,725)	(2,698)	112.21%
Income Tax	(2,503)	(809)	209.23%	(4,594)	1,070

NET INCOME	(16,006)	2,914		(82,804)	8,415
Controlling Shareholders' Interest	(15,992)	2,929		(82,756)	8,412
Non-Controlling Shareholders' Interest	(14)	(15)	-7.1%	(48)	3

13.8) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	3Q13	3Q12	Variation	9M13	9M12	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,175,769	3,701,241	-14.20%	9,719,408	11,100,453	-12.44%
Electricity Sales to Distributors	38,365	122,006	-68.55%	126,495	248,779	-49.15%
Revenue from building the infrastructure	232,290	390,499	-40.51%	750,116	981,550	-23.58%
Other Operating Revenues(1)	465,412	428,328	8.66%	1,360,789	1,205,526	12.88%
	3,911,835	4,642,075	-15.73%	11,956,808	13,536,307	-11.67%

DEDUCTIONS FROM OPERATING REVENUES	(1,038,245)	(1,469,345)	-29.34%	(3,306,153)	(4,524,946)	-26.93%
NET OPERATING REVENUES	2,873,591	3,172,729	-9.43%	8,650,655	9,011,361	-4.00%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,496,132)	(1,517,068)	-1.38%	(4,488,201)	(4,365,624)	2.81%
Electricity Network Usage Charges	(166,497)	(367,536)	-54.70%	(450,238)	(1,019,433)	-55.83%
	(1,662,628)	(1,884,604)	-11.78%	(4,938,438)	(5,385,058)	-8.29%
OPERATING COSTS AND EXPENSES
Personnel	(127,358)	(123,381)	3.22%	(383,887)	(374,778)	2.43%
Material	(15,398)	(19,301)	-20.22%	(57,546)	(57,044)	0.88%
Outsourced Services	(94,451)	(109,130)	-13.45%	(305,263)	(258,356)	-8.18%
Other Operating Costs/Expenses	(47,402)	(132,691)	-64.28%	(518,667)	(981,550)	100.76%
Cost of building the infrastructure	(232,290)	(390,499)	-40.51%	(750,116)	(981,550)	-23.58%
Employee Pension Plans	(10,279)	(9,253)	11.10%	(50,905)	(27,759)	83.39%
Depreciation and Amortization	(101,077)	(103,966)	-2.78%	(309,081)	(289,117)	6.91%
Amortization of Concession's Intangible	(5,486)	(5,045)	8.74%	(16,459)	(15,136)	8.74%
	(633,741)	(893,265)	-29.05%	(2,391,925)	(2,336,196)	2.39%

EBITDA	683,784	503,872	35.71%	1,645,832	1,594,361	3.23%

EBIT	577,221	394,861	46.18%	1,320,291	1,290,108	2.34%

FINANCIAL INCOME (EXPENSE)
Financial Income	110,892	182,256	-39.16%	301,952	404,370	-25.33%
Financial Expenses	(203,983)	(162,393)	25.61%	(692,883)	(478,349)	44.85%
Interest on Equity	-	-	-	-	-	-
	(93,091)	19,863		(390,932)	(73,979)	428.43%

INCOME BEFORE TAXES ON INCOME	484,130	414,724	16.74%	929,359	1,216,128	-23.58%

Social Contribution	(45,840)	(38,927)	17.76%	(85,306)	(109,238)	-21.91%
Income Tax	(125,720)	(106,268)	18.30%	(234,350)	(297,796)	-21.30%

NET INCOME	312,570	269,529	15.97%	609,703	809,094	-24.64%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

13.9) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenues	2,070,703	2,399,557	-13.7%	6,211,370	6,999,574	-11.3%
Net Operating Revenues	1,523,848	1,671,429	-8.8%	4,516,213	4,743,427	-4.8%
Cost of Electric Power	(962,303)	(994,843)	-3.3%	(2,533,697)	(2,837,564)	-10.7%
Operating Costs & Expenses	(301,144)	(476,449)	-36.8%	(1,126,614)	(1,270,407)	-11.3%
EBIT	260,400	200,137	30.1%	855,902	635,455	34.7%
EBITDA (IFRS)(1)	308,301	250,204	23.2%	1,004,247	777,503	29.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	276,511	324,185	-14.7%	770,210	970,765	-20.7%
Financial Income (Expense)	(20,461)	1,481		(141,861)	(40,046)	254.2%
Income Before Taxes	239,940	201,618	19.0%	714,041	595,409	19.9%
NET INCOME (IFRS)	155,079	131,490	17.9%	468,681	391,862	19.6%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	135,241	180,915	-25.2%	319,731	517,709	-38.2%

CPFL PIRATININGA
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenues	836,660	1,006,594	-16.9%	2,621,226	2,977,352	-12.0%
Net Operating Revenues	596,922	634,573	-5.9%	1,814,459	1,854,920	-2.2%
Cost of Electric Power	(260,608)	(423,824)	-38.5%	(1,136,397)	(1,227,693)	-7.4%
Operating Costs & Expenses	(131,291)	(155,067)	-15.3%	(522,521)	(401,135)	30.3%
EBIT	205,023	55,682	268.2%	155,541	226,091	-31.2%
EBITDA (IFRS)(1)	226,178	76,389	196.1%	219,981	288,003	-23.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	121,764	84,615	43.9%	212,465	279,166	-23.9%
Financial Income (Expense)	(8,052)	7,919		(77,763)	(13,735)	466.2%
Income Before Taxes	196,971	63,601	209.7%	77,778	212,356	-63.4%
NET INCOME (IFRS)	128,365	35,269	264.0%	43,186	129,286	-66.6%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	61,831	42,258	46.3%	43,850	124,098	-64.7%

RGE
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenues	791,015	995,954	-20.6%	2,488,823	2,858,266	-12.9%
Net Operating Revenues	590,453	692,348	-14.7%	1,844,438	1,926,353	-4.3%
Cost of Electric Power	(348,504)	(371,830)	-6.3%	(1,007,369)	(1,053,517)	-4.4%
Operating Costs & Expenses	(157,951)	(206,745)	-23.6%	(585,890)	(529,315)	10.7%
EBIT	83,998	113,773	-26.2%	251,180	343,521	-26.9%
EBITDA (IFRS)(1)	114,172	142,973	-20.1%	342,505	426,927	-19.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	114,283	149,264	-23.4%	336,340	442,940	-24.1%
Financial Income (Expense)	(67,559)	2,924		(133,206)	(26,481)	403.0%
Income Before Taxes	16,438	116,698	-85.9%	117,974	317,040	-62.8%
NET INCOME (IFRS)	9,520	77,173	-87.7%	86,787	222,279	-61.0%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	12,100	80,970	-85.1%	81,789	231,637	-64.7%

CPFL SANTA CRUZ
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenues	91,925	106,084	-13.3%	270,752	310,917	-12.9%
Net Operating Revenues	70,532	78,254	-9.9%	203,613	220,077	-7.5%
Cost of Electric Power	(43,753)	(41,381)	5.7%	(125,829)	(117,977)	6.7%
Operating Costs & Expenses	(19,177)	(27,170)	-29.4%	(71,882)	(64,421)	11.6%
EBIT	7,602	9,704	-21.7%	5,903	37,679	-84.3%
EBITDA (IFRS)(1)	10,921	13,967	-21.8%	15,600	45,014	-65.3%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	13,116	10,812	21.3%	21,612	5,853	269.2%
Financial Income (Expense)	612	2,725	-77.6%	(10,578)	2,784
Income Before Taxes	8,213	12,429	-33.9%	(4,675)	40,463
NET INCOME (IFRS)	5,210	8,031	-35.1%	(3,881)	27,117
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	6,819	6,361	7.2%	(492)	22,439

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the result of pension fund contributions;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenues	32,219	33,353	-3.4%	90,311	96,360	-6.3%
Net Operating Revenues	25,610	25,564	0.2%	70,030	70,351	-0.5%
Cost of Electric Power	(12,760)	(13,604)	-6.2%	(33,698)	(34,842)	-3.3%
Operating Costs & Expenses	(6,643)	(7,349)	-9.6%	(25,000)	(21,014)	19.0%
EBIT	6,207	4,611	34.6%	11,333	14,495	-21.8%
EBITDA (IFRS)(1)	7,543	5,979	26.2%	15,315	17,891	-14.4%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	7,249	5,716	26.8%	13,164	17,291	-23.9%
Financial Income (Expense)	1,972	1,271	55.2%	(9,690)	(263)	3581.8%
Income Before Taxes	8,179	5,881	39.1%	1,643	14,232	-88.5%
NET INCOME (IFRS)	5,091	3,903	30.5%	533	9,486	-94.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	4,884	3,806	28.3%	(1,089)	9,232

CPFL SUL PAULISTA
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenues	36,095	41,318	-12.6%	112,470	122,835	-8.4%
Net Operating Revenues	27,413	29,963	-8.5%	84,680	85,017	-0.4%
Cost of Electric Power	(14,281)	(16,244)	-12.1%	(42,465)	(47,205)	-10.0%
Operating Costs & Expenses	(8,697)	(8,049)	8.1%	(28,040)	(21,816)	28.5%
EBIT	4,434	5,669	-21.8%	14,176	15,996	-11.4%
EBITDA (IFRS)(1)	5,682	7,226	-21.4%	17,730	18,667	-5.0%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	5,808	6,426	-9.6%	13,795	17,530	-21.3%
Financial Income (Expense)	586	1,968	-70.2%	(9,171)	2,550
Income Before Taxes	5,021	7,638	-34.3%	5,005	18,546	-73.0%
NET INCOME (IFRS)	3,258	4,995	-34.8%	3,101	12,369	-74.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,342	4,499	-25.7%	424	11,716	-96.4%

CPFL JAGUARI
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenues	31,791	39,168	-18.8%	98,554	112,714	-12.6%
Net Operating Revenues	22,995	26,880	-14.5%	70,887	73,643	-3.7%
Cost of Electric Power	(15,848)	(16,936)	-6.4%	(46,467)	(49,094)	-5.4%
Operating Costs & Expenses	(4,019)	(5,685)	-29.3%	(15,938)	(13,180)	20.9%
EBIT	3,127	4,258	-26.6%	8,482	11,370	-25.4%
EBITDA (IFRS)(1)	3,835	5,226	-26.6%	10,654	13,238	-19.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	4,512	4,137	9.1%	8,532	10,553	-19.2%
Financial Income (Expense)	(400)	739		(6,519)	775
Income Before Taxes	2,727	4,997	-45.4%	1,964	12,145	-83.8%
NET INCOME (IFRS)	1,685	3,212	-47.5%	913	8,070	-88.7%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,143	2,534	-15.4%	(396)	6,375

CPFL MOCOCA
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenues	24,620	24,328	1.2%	72,579	70,948	2.3%
Net Operating Revenues	18,744	17,633	6.3%	54,838	49,161	11.5%
Cost of Electric Power	(6,965)	(9,540)	-27.0%	(20,085)	(27,670)	-27.4%
Operating Costs & Expenses	(5,349)	(7,067)	-24.3%	(16,979)	(15,989)	6.2%
EBIT	6,430	1,026	526.6%	17,774	5,501	223.1%
EBITDA (IFRS)(1)	7,151	1,908	274.8%	19,800	7,121	178.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	5,719	3,477	64.5%	14,151	10,415	35.9%
Financial Income (Expense)	211	794	-73.4%	(2,145)	644
Income Before Taxes	6,641	1,820	264.8%	15,630	6,146	154.3%
NET INCOME (IFRS)	4,362	1,177	270.7%	10,383	4,243	144.7%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,418	2,247	52.1%	6,527	6,501	0.4%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the result of pension fund contributions;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

13.10) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	2,087	1,958	6.6%	6,391	5,987	6.7%
Industrial	3,080	3,050	1.0%	9,061	8,974	1.0%
Commercial	1,244	1,177	5.7%	3,970	3,756	5.7%
Others	1,046	1,008	3.7%	3,021	2,937	2.9%
Total	7,457	7,194	3.7%	22,442	21,654	3.6%

CPFL Piratininga
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	927	870	6.6%	2,854	2,685	6.3%
Industrial	2,130	2,109	1.0%	6,348	6,220	2.1%
Commercial	511	497	2.7%	1,638	1,588	3.2%
Others	272	264	3.1%	821	801	2.5%
Total	3,840	3,740	2.7%	11,661	11,293	3.3%

RGE
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	603	534	13.0%	1,693	1,580	7.2%
Industrial	978	899	8.8%	2,808	2,669	5.2%
Commercial	329	313	5.2%	1,012	999	1.3%
Others	598	582	2.9%	1,845	1,866	-1.1%
Total	2,509	2,328	7.8%	7,359	7,114	3.4%

CPFL Santa Cruz
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	84	78	7.3%	250	235	6.7%
Industrial	58	52	11.5%	168	152	10.4%
Commercial	38	37	2.7%	121	118	2.6%
Others	87	82	6.3%	253	252	0.3%
Total	266	248	7.2%	793	758	4.7%

CPFL Jaguari
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	21	19	8.2%	63	58	8.6%
Industrial	99	91	8.6%	296	268	10.4%
Commercial	12	10	15.0%	37	31	18.9%
Others	10	9	6.7%	29	28	4.3%
Total	141	129	8.9%	424	384	10.4%

CPFL Mococa
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	18	17	6.7%	53	49	6.8%
Industrial	18	15	19.5%	51	46	11.1%
Commercial	7	7	3.1%	23	22	4.3%
Others	16	16	0.5%	43	43	0.1%
Total	59	55	8.0%	169	160	5.9%

CPFL Leste Paulista
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	24	22	7.3%	71	66	6.8%
Industrial	20	20	4.2%	62	56	10.8%
Commercial	10	10	5.6%	33	30	7.4%
Others	34	33	2.1%	80	81	-2.1%
Total	88	85	4.4%	245	234	4.7%

CPFL Sul Paulista
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	35	33	7.7%	103	96	7.2%
Industrial	59	52	13.5%	157	152	3.4%
Commercial	13	12	4.0%	46	39	17.5%
Others	22	22	0.2%	67	68	-0.8%
Total	129	119	8.4%	374	355	5.2%

13.11) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	2,087	1,958	6.6%	6,391	5,987	6.7%
Industrial	1,056	1,100	-4.0%	3,183	3,403	-6.4%
Commercial	1,157	1,115	3.8%	3,709	3,579	3.6%
Others	1,013	986	2.7%	2,924	2,881	1.5%
Total	5,312	5,159	3.0%	16,206	15,849	2.3%

CPFL Piratininga
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	927	870	6.6%	2,854	2,685	6.3%
Industrial	576	614	-6.2%	1,726	1,904	-9.3%
Commercial	457	454	0.6%	1,472	1,453	1.3%
Others	261	259	1.0%	789	783	0.8%
Total	2,221	2,196	1.1%	6,841	6,825	0.2%

RGE
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	603	534	13.0%	1,693	1,580	7.2%
Industrial	446	458	-2.7%	1,305	1,402	-7.0%
Commercial	313	305	2.8%	963	976	-1.3%
Others	598	582	2.9%	1,845	1,866	-1.1%
Total	1,961	1,878	4.4%	5,806	5,824	-0.3%

CPFL Santa Cruz
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	84	78	7.3%	250	235	6.7%
Industrial	46	45	2.7%	134	131	2.1%
Commercial	38	37	2.7%	121	118	2.6%
Others	87	82	6.3%	253	252	0.3%
Total	254	241	5.4%	759	737	3.0%

CPFL Jaguari
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	21	19	8.2%	63	58	8.6%
Industrial	76	71	7.4%	223	208	7.5%
Commercial	12	10	15.0%	37	31	18.9%
Others	10	9	6.7%	29	28	4.3%
Total	118	110	8.2%	352	324	8.5%

CPFL Mococa
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	18	17	6.7%	53	49	6.8%
Industrial	11	10	7.0%	31	36	-14.0%
Commercial	7	7	3.1%	23	22	4.3%
Others	16	16	0.5%	43	43	0.1%
Total	52	50	4.3%	150	150	-0.5%

CPFL Leste Paulista
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	24	22	7.3%	71	66	6.8%
Industrial	7	6	6.9%	21	18	11.9%
Commercial	10	10	5.6%	33	30	7.4%
Others	34	33	2.1%	80	81	-2.1%
Total	75	71	4.6%	203	196	3.7%

CPFL Sul Paulista
	3Q13	3Q12	Var.	9M13	9M12	Var.
Residential	35	33	7.7%	103	96	7.2%
Industrial	20	22	-9.2%	61	68	-9.4%
Commercial	13	12	4.0%	42	39	6.1%
Others	22	22	0.2%	67	68	-0.8%
Total	91	90	1.1%	273	271	0.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.